

ALLIED RESEARCH C

A Strategic Portfolio of Defense and Security Businesses

ANNUAL REPORT 2001

FINANCIAL HIGHLIGHTS

	2001	2000	1999
Revenues	$ 96,947,263	$ 107,742,815	$ 59,032,607
Net earnings (loss) from continuing operations	$ 10,366,579	$ 8,705,324	$ (3,281,867)
Net earnings (loss) from discontinued operation	-	$ 516,993	$ (746,414)
Earnings (loss) per share – diluted			
Continuing operations	$ 2.10	$ 1.79	$ (.68)
Discontinued operation	-	$ .11	$ (.16)
Stockholders' equity	$ 58,648,206	$ 46,720,074	$ 40,319,565
Total assets	$ 86,783,832	$ 87,636,480	$ 60,130,931
Backlog	$ 56,000,000	$ 63,500,000	$ 105,500,000
Number of shares outstanding	5,129,179	4,812,464	4,836,722


Revenues
120
100
80
60
40
20
0
2001
2000
1999


Shareholders' Equity
60
50
40
30
20
10
0
2001
2000
1999


Total Assets
100
80
60
40
20
0
2001
2000
1999

TABLE OF CONTENTS

Allied Research Corporation is a diversified worldwide defense and commercial firm managing an expanding strategic portfolio of defense and security businesses. Through the unified strengths of its operating units, Allied Research provides its customers the ability to defend borders and create efficient and secure work environments.



MECAR's computer aided design and engineering capabilities are key to their success.

Our strategy for growth is based on utilizing the strengths of each operating unit and encouraging technology transfer for synergistic initiatives. We plan to add to the total competitive mass through planned internal growth and a thoughtful acquisition program based on careful evaluation of potential companies. We are committed to practical innovation in our development work, excellence in the work we produce, a constant and proud work ethic, enveloped in honesty and integrity in all of our undertakings.

Each of our operating units has outstanding and on-going success in identifying and penetrating high-margin niche markets. The corporate mission is dedicated to facilitating their initiatives and supporting the strategies that will further the growth and prosperity of each unit.

MECAR S.A. is a Belgium-based defense firm with an enviable record of product development in the area of medium to large caliber ammunition, along with excellent success in marketing its very high quality products to international defense departments. Its strengths lie in the total dedication to excellence that marks the skilled Mecar workforce, along with mutual respect for the needs and concerns of each member of its long-term customer base.



Falcon® Fire Detection System

The VSK Group, also Belgium-based, is a key force in the Benelux region, providing innovative security solutions for both government and industry. Its continuing success is marked by its constant striving to extend the scope and sophistication of its proprietary security products and systems, matched by the pride and problem-solving skills of its engineering and technical service teams.

NS Microwave (NSM), the newest member of the Allied Research team, is a U.S.-based leader in the field of advanced microwave technology, serving law enforcement agencies at all levels of government with sophisticated state of the art security and surveillance products and systems.



NS Microwave has evolved into a leader in fixed, mobile and airborne microwave systems.



J.H. Binford Peay, III
Chairman of the Board,
President and
Chief Executive Officer

It was just one year ago that I made my initial report to you. The mission of your management team was clear: rapidly increase shareholder value. To this end, management immediately embarked on a program to establish, (1) a new vision and clear goals for the company, (2) build a solid base for long-term growth, and (3) instill a sense of urgency and professionalism throughout the organization.

REVIEWING 2001

2001 was an outstanding year for Allied Research. We increased earnings from continuing operations by 19% and our earnings per share by 17% from $1.79 in 2000 to $2.10 in 2001. Our stock price increased 61%. Each of our operating units was profitable, ending the year with a strong base for 2002 and beyond.

We also took the first major step toward our goal of building a base for long-term growth, with the acquisition of a dynamic U.S.–based electronic security firm that is positioned to play a role in the Homeland Security initiative. This acquisition marks our initial penetration of the U.S. electronic security market, adds to our portfolio of strategic security businesses, and bridges both security and defense functions.

The financial community also began to recognize the low valuation and great potential of Allied Research in 2001. Our shares rose from a low of $6.20 early in the year, to $8.95 prior to September 11th, and ended the year at $13.92. Trading volume increased by 110% in 2001 and an additional major investment firm took a significant position in the Company.

I believe much of this success was due to positive movement on the "initial" corporate goals for 2001 that we set in January:

- First, broaden our strategic portfolio of defense and security businesses dedicated to high margin, niche markets with above average growth potential;
- Second, increase our corporate mass, largely through acquisitions, to compete more effectively worldwide, while dampening business cyclicality through diversification. Some of these companies would have solid, steady growth while other smaller ones would be promising, "go-forward" companies;
- Third, strengthen our financial position in order to pursue an aggressive acquisition program while supporting the needs of our operating units to take advantage of market and product development opportunities; and
- Fourth, build a team dedicated to achieving our core mission in an atmosphere of solid leadership, complemented with imaginative thinking and an aggressive investor relations program.

We certainly made important moves toward these goals with the year-end acquisition of NS Microwave, a California company with outstanding technical achievements. We believe NS Microwave, headed by its founder, Everett Shilts, has enormous potential for rapid growth in the expanding security market as well as potential synergy with our European VSK Group. NS Microwave's products support domestic law enforcement and civilian and military force protection requirements. Integral to this acquisition was the recruitment of Charles Hasper, an experienced CFO who has enhanced our acquisition analysis skills and strengthened our financial relationships.

MECAR, our Belgium-based defense unit, under the stewardship of Jean Vezina, established new relationships resulting in orders from new customers with continued emphasis on broadening MECAR's customer base. Further, MECAR continues to receive substantial orders from traditional Middle East customers, including a recently announced $130 million U.S. Foreign Military Sales contract.

The VSK Group, under the able leadership of Roger Paul, expanded its European dealer network while obtaining significant contracts such as the electronic security contract for the European Parliament building. These add to VSK's strong base of service and maintenance contracts associated with Belgian highways and tunnels, banking businesses, and large building renovations.

Looking to 2002

We have set ambitious objectives for 2002, the second year of your new management team's leadership. In addition to the establishment of healthy financial objectives, I fully expect that we will have revised credit facilities in place that will allow us to expand our strategic portfolio of defense and security businesses. These complementary acquisitions will continue to increase our mass and add synergy as our vision matures.

I expect 2002 to be a strong year with a substantial contribution from our defense business and solid revenues from our growing security businesses.

We are committed to enhancing your investment in Allied Research Corporation while spreading its reputation as a growing company that provides superior products and services to its customers worldwide.

J.H. Binford Peay, III
Chairman of the Board,
President and Chief Executive Officer



81mm Mortar Rounds

Everywhere throughout MECAR's 90-acre engineering and production complex there is an air of excitement, calm purpose and fast-paced activity. From initial design operations to shipping docks, MECAR teams are expert at keeping their focus on adding to the company's proud reputation for innovation and quality.

It's all part of MECAR's history of pride in workmanship, linked closely to a solid and long-time customer base. Thanks to growing relationships with major gun and vehicle manufacturers, as well as a strong marketing effort, MECAR's 140,000 square feet of modern facilities were highly productive, virtually around the clock in 2001.

An example of MECAR's flexibility and engineering capability in 2001 was its successful response to a U.S. Army Foreign Military Sales requirement to develop, test and produce large quantities of MECAR's 120mm mortar rounds for the new Armored Mortar System (AMS). Additionally, MECAR production teams answered the call for initial quantities of MECAR-designed 90mm rounds, including tungsten penetrator ammunition. As always, MECAR was also able to respond quickly to customer needs for advanced technology, medium and large caliber ammunition ranging from 25mm to 155mm, as well as deliver MECAR's patented Bullet Trap Rifle Grenades and a full range of hand grenades. No matter what the need, each MECAR product contains the same elements of high performance, high quality and reliability for the toughest combat conditions.



90mm CKL Mark III bodies in production.

Efficient management at all levels resulted in higher operating margins, allowing investment in the development of still newer and more efficient products to meet the requirements of existing customers and expanded markets.

A healthy backlog, new markets and quality products indicate an excellent future for MECAR.



nily of 105mm Tank Ammunition

When the European Parliament made the decision to strengthen their already sophisticated security systems, their decision-makers chose our VSK Group. That's because they knew VSK could deliver the optimum solutions to some very complex security problems.

VSK knows how to listen carefully, analyze problems and understand the Parliament's specific needs. Notably, VSK can provide advanced products and software, combined with a strong reputation for reliable after-sale service. The result is a customized, total solution system in a very cost-effective package.

In short, the European Parliament selected the VSK Group for all the reasons that clearly summarize VSK's strengths and explain its marketing success.

Since its acquisition by Allied Research in 1994, the VSK Group has grown from a nucleus of several individual and specialized units into the highly competitive VSK Group, providing governments, commercial businesses and financial institutions with reliable, cost-efficient, state of the art solutions to the most demanding security problems.

Operating as one company with unified engineering, research and development, marketing and service specialists, the VSK Group is a major player in the European commercial electronic security market, and a bright star in Allied Research's strategic portfolio of defense and security businesses.

Importantly for Allied Research, the VSK Group's steady, predictable revenues and profits provide a healthy balance to offset the peaks and valleys of defense spending.

With U.S.-based NS Microwave joining Allied Research, VSK will be able to access additional technology, broaden its product offerings and technical capability, while providing NS Microwave with access to the rapidly growing European electronic security market.



VSKWin® offering total security system management.



The VSK Group continues to deliver strong profits while expanding its markets.



FoxEye® Digital Video Transmission and Recording system.



Card Access System

Assisting government and commercial leaders who protect infrastructure and people worldwide is a clear priority for NS Microwave, the newest addition to Allied Research's portfolio of security companies.



Proprietary software and modular hardware permits NSM to customize cost effective solutions.

Whether the mission is to improve airport, border and port security, protect critical government and commercial installations, or provide city wide systems for emergencies, NS Microwave has a proven track record in supplying sophisticated answers to many complex security assignments. NS Microwave's proprietary software and modular hardware permit NSM to customize cost effective solutions for the most demanding situations.

Since its formation in 1986, and its initial involvement with the broadcast transmission of the Olympic games and other prime sporting events, NS Microwave has evolved into a leader in the development of sophisticated fixed, mobile and airborne microwave systems for hundreds of specialized assignments. NSM's rich history includes helicopter, unmanned air vehicle, multi-city, and road vehicle applications.



A central microwave receive site can "see" citywide and gather information from one well-positioned location.

NS Microwave's customer groups include multiple federal, state and municipal law enforcement agencies, the U.S. Department of Defense, as well as product sales to other original equipment manufacturers.

With the addition of NSM's capabilities, Allied Research gains a solid presence in the U.S. Homeland Security arena, providing advanced surveillance and security solutions in a strong and growing market. By blending the skills of NS Microwave with those skills of the VSK Group in Belgium, we have the potential for substantial technical and market synergy that will benefit both units.

Allied Research expects to provide financial support, as well as operations and marketing assistance to NS Microwave, allowing it to develop additional high-end products and systems in order to grow rapidly in both U.S. and international markets.



Mast Mounted Camera

IN YOUR OPINION, WHAT WERE THE HIGH POINTS OF 2001?

I'm very proud of the Allied Research team and their accomplishments during 2001.

A few highlights follow:

- Interim vision executed, with future vision on track
- Extensively analyzed credit and capital structure of Allied Research. We expect to complete a revised credit facility in early 2002
- Earnings per share increased over 17% from 2000 ($1.79 to $2.10)
- Stock price increased 61%
- Average daily stock volume increased 110%
- Significantly enhanced investor relations program – marketing to brokers, institutions and investors

Simply stated: your Allied Research team worked very hard for you and the results speak for themselves.

WHAT ARE YOU DOING TO INCREASE SHAREHOLDER VALUE?

We continuously challenge ourselves to defend our decisions as value-enhancing ones. We focused heavily this past year on revenue extensions and adding profitable mass, while trimming certain corporate overhead expenses so that we might add critical new activities. We "walked away" from some very interesting acquisitions that had unacceptable potential for dilution or risk to our momentum. In 2002, we are working on additional specific goals to improve profitability and the generation and management of free cash within our businesses. Also in 2002, we will be making an incremental investment in corporate communications to expand the market for our shares, tell our success story, and increase synergy among our business units.

WHAT IS THE BIGGEST CHALLENGE YOU FACE IN 2002?

I don't think there is one particular challenge. We're moving on many fronts: market expansion, gaining greater financial flexibility, acquisitions, shareholder value and smooth integration of our acquisitions. So, it's really a combination of events. Primarily, we want a thoughtful, profitable acquisition program that fits our vision and we want to build a value based corporation that investors will be proud to be a part of.

WHAT ARE YOU DOING TO PREPARE FOR AND ENSURE THE SUCCESS OF YOUR GROWTH AND ACQUISITION PROGRAMS?

First, we embarked upon a number of initiatives to improve corporate liquidity so that we have adequate funds to support internal growth, and to acquire and develop attractive firms that fit our vision. Second, we initiated efforts to maximize the credit support available to grow our individual subsidiaries. Third, we have periodically retained the services of leading financial and operations advisors to ensure that we acquire well-analyzed, properly positioned and operationally sound businesses. And, we're keenly aware that the challenge of good acquisitions is the effective integration of those businesses. Finally, we believe we have a senior corporate management team that can further advance the marketing of our products to U.S. defense and international customers.

How will the recent acquisition of NS Microwave benefit the company?

NS Microwave gives us a well-respected foothold in Homeland Security operations and this should benefit us directly. They provide very sophisticated surveillance products for law enforcement, port security and peacekeeping requirements and, since security is high on the list of government priorities, we anticipate growing interest in what NS Microwave has to offer.

Do you anticipate further acquisitions in 2002?

We are looking closely at several companies with the potential to add to our mass and extend our position in the defense and commercial security business. Our goal is to add mass without dilution. So, if the price is too high and the investment return too low, we will pass on the deal. However, I assure you we will always be adding to our list of potential acquisition candidates. Our acquisition strategy concentrates in the broad area of security, with specific market examination in the areas of ordnance, electronic security, safety, simulation and training, armament and manufacturing -- a strategic portfolio that we describe as defense and security businesses.

Has September 11 impacted your projects and strategies?

Interestingly, well prior to September 11, the VSK Group began to experience strong interest in their European markets for sophisticated electronic security products and systems. This was part of a general increase in our security business and we felt then that the attention was a result of the VSK Group's new products and aggressive marketing. MECAR's orders for conventional ammunition continue to be steady and strong. We expect significant interest in the security systems offered by NS Microwave, as their work is heavily oriented toward law enforcement and peacekeeping. Obviously, the events of September 11 have further heightened the demand for these products in both the defense and commercial arenas.

What would be the key points to convince someone to invest in Allied Research?

We are a growing and profitable company with successful operations in worldwide defense and commercial security markets that sells for a below market multiple of earnings. We believe our stock to be undervalued by the market, especially considering our strong earnings, minimal long-term debt and expanding vision.

I expect 2002 to be a strong year for both revenue and earnings, with each major operating unit contributing. The order outlook is excellent, particularly at MECAR. The VSK Group continues to provide dependable results and the potential is promising for the newest member of our portfolio, NS Microwave.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number: 0-2545

ALLIED RESEARCH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**04-2281015**
(State of incorporation)	(I.R.S. Employer Identification No.)
8000 Towers Crescent Drive **Suite 260** **Vienna, Virginia 22182** (Address of principal executive offices, including zip code)	**(703) 847-5268** (Registrants' telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange
Common Stock, $0.10 Par Value	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-K or any amendment to this Form 10-K. _X_

State the aggregate market value of the voting stock held by non-affiliates of the registrant as of March 1, 2002:

Common Stock - Par Value $.10 $90,090,413

The number of shares of registrant's Common Stock outstanding as of March 1, 2002, was 5,157,438.

THIS PAGE INTENTIONALLY LEFT BLANK

INDEX

ITEM 1. BUSINESS

General

Allied Research Corporation ("Allied" or the "Company") was incorporated in 1962 under the name Allied Research Associates, Inc. Allied changed its corporate name to Allied Research Corporation in 1988. Allied's strategic defense and security services businesses are primarily conducted through MECAR S.A. ("MECAR") and a group of Belgian corporations acquired in 1994, 1995 and 1999 consisting of VSK Electronics, S.A., Tele Technique Generale, S.A., IDCS, S.A. and VIGITEC, S.A. (collectively, the "VSK Group"). MECAR is located in Petit-Roeulx-lez-Nivelles, Belgium; and the VSK Group operates from several different locations in Belgium. On December 31, 2001, Allied acquired all of the capital stock of News/Sports Microwave Rental, Inc. ("Microwave"). Microwave is located in Spring Valley, California.

Description of Business

Allied.

Allied provides management, marketing services and government relations for its subsidiaries. In addition, Allied also provides export licensing, procurement and logistic support services for its subsidiaries.

MECAR.

MECAR develops, designs, manufactures and sells ammunition and light weapons for infantry use. Substantially all of MECAR's revenues are derived from the sale of ammunition which is used with weapons that are generally considered defensive weapons. From time to time, MECAR provides system integration services pursuant to which it purchases and resells weapon systems and/or ammunition.

MECAR designs, develops and manufactures a wide variety of ammunition and grenades in the medium caliber, artillery, anti-tank and anti-personnel categories. The following are the principal products produced and sold by MECAR:

Mortar Ammunition. The 81mm family of mortar ammunition has recently been modernized to compete with the latest generation of this product line. Production quantities of this latest version have already been manufactured and delivered to MECAR customers. The 120mm family is a state of the art ammunition for standard field mortars and for the increased performance turreted AMS mortar. The current version of this ammunition has successfully completed qualification with the US Army, together with the 120mm AMS LAV-M(S) system. This system is capable of direct as well as indirect fire. The MECAR ammunition is the only one so far developed that has been designed to perform in the AMS weapon high pressure and acceleration environment.

90mm Weapon Systems for Light Armored Vehicles. MECAR has developed and produces complete families of ammunition that include APFSDS, HE, SMK and HESH rounds for the COCKERILL Mk II and III and ENGESA EC-90, and DEFA F1 guns. Over 2000 of these guns are standard equipment on light APCs in the Far East and South America alone. In the last five years, these families of ammunition have been improved to meet the highest standards of safety and performance.

The 90mm KENERGA Weapon System has been jointly developed by Cockerill Mechanical Systems ("CMI") and MECAR to provide the modern APC with anti-tank punch similar to that of tanks equipped with 105mm guns, without sacrifice to the range, mobility and maintainability of the light APC. In this partnership, CMI is responsible for the weapon and MECAR for the ammunition. The ammunition family includes the APFSDS, HESH and SMK versions with their corresponding training rounds. This system is currently undergoing qualification by the U.S. Army.

Tank Ammunition. MECAR produces the entire range of 105mm rounds of its own design and which perform to NATO requirements, for use in the US M68, UK L7 and French CN105F1 guns. These include the APFSDS, HEAT, HESH and SMK, with their corresponding training rounds. Additionally, it has produced under license the US Army M393A2 HEP-T and M724A1 TPDS-T rounds for the Belgian Army. MECAR has produced 100mm APFSDS rounds for friendly pro western clients in the Far East.

Artillery Ammunition. MECAR has produced 155mm HE, SMK(WP) and ILLUMINATING rounds for various customers.

Medium Caliber Round. The 25mm APFSDS-T ammunition round is MECAR's entry into the medium caliber arena.

76mm L23 Ammunition. MECAR manufactures HE, HESH and HESH-PRAC ammunition for the L23 guns, which are in service with armored vehicles in several countries in Europe, South America, Africa and the Far East. Even though this is an established weapon, requirements for this ammunition are expected to continue for the next several years.

Universal Bullet Trap Rifle Grenades. The universal bullet trap rifle grenade is designed to be light, effective, accurate and simple to use. It is fitted over the muzzle of any standard military rifle with a muzzle outer diameter of 22mm and fired from the shoulder in the normal manner. This method of firing a grenade is made possible by MECAR's development of the universal bullet trap ("BTU"). The BTU is a device which can be used with all existing makes of steel core or soft core bullets in calibers 7.62mm and 5.56mm, including the latest round (SS109) used in the M-16 rifle. The BTU is fitted within the tail of the grenade. When the bullet is fired, it lodges in the BTU and the expanding gases released by the discharged round propel the grenade to its target. MECAR manufactures several different bullet trap grenades including high explosive fragmentation, anti-personnel, armor piercing, smoke generating, white phosphorus, and parachute flare (night illuminating).

84mm SAKR Recoilless Rifle. MECAR developed and manufactures this recoilless rifle and its associated family of ammunition. The SAKR fills the gap between rifle grenades and the 90mm family of guns and ammunition. The SAKR ammunition (HEAT, HE-T and HE-TP-T) is also interoperable with existing 84mm systems.

Hand Grenades. MECAR manufactures the M72 controlled fragmentation hand grenade.

VSK Group.

The VSK Group engages in the business of developing, manufacturing, selling, installing and servicing security systems for government and private industry. The systems marketed by the VSK Group include intrusion detection, access control and fire detection systems. The principal products manufactured by the VSK Group are central control panels; the other components are purchased from other vendors. In May, 1995, the VSK Group acquired all of the outstanding stock of IDCS, S.A., which markets an upscale line of security services products principally in European markets. In late 1999, the VSK Group acquired all of the outstanding stock of VIGITEC, S.A., which markets closed circuit television systems and provides other communications services.

Microwave

Microwave engages in the development of sophisticated microwave surveillance systems used in law enforcement, port security, border security, airport security, high-end commercial security, and citywide surveillance applications. The company's products and services are used for gathering, transmitting, receiving and processing multiple signals from remote locations. The company develops, assembles and sells electronic technology products and systems for users to operate through the company's proprietary hardware, software and communication links. Microwave's systems and products include cameras, command/control systems, video concealments, microwave link solutions, and other sensors. Microwave offers fixed observation/transmit surveillance installations in addition to mobile command centers and airborne camera/tracking/transmit packages.

Geographic Areas and Industry Segments

See Note T to Allied's consolidated financial statements for information concerning the geographic areas and industry segments of Allied which information is incorporated herein by reference.

Market and Customers

Allied derives the principal portion of its revenues from direct and indirect sales to foreign governments and prime contractors, primarily on fixed price contracts. Two agencies of a foreign government and another foreign government accounted for approximately 47%, 30% and 1% in 2001, 54%, 23% and 4% in 2000, and 26%, 27%, and 6% in 1999, of Allied's revenues as detailed in Note O to Allied's consolidated financial statements, the provisions of which are incorporated herein. The addition of the VSK Group adds a non-military component to company-wide operations. The VSK Group accounted for approximately 21%, 23% and 35% of Allied's 2001, 2000 and 1999 revenues respectively.

MECAR's sales to its principal foreign government customers have historically been made with the assistance of an independent marketing representative. Commencing in early 2000, MECAR designated an affiliate of this representative as its independent distributor/value added reseller (the "Distributor"). The Distributor obtains a contract from the end user customer and subcontracts a portion of the work to MECAR. The products that MECAR produces are sold to the Distributor for resale to the foreign government agencies end users.

MECAR's products are sold either directly or indirectly to the defense departments of governments. MECAR is regulated by Belgian law regarding the foreign governments with which it may do business.

The sales by MECAR in any given period and its backlog at any particular time may be significantly influenced by one or a few large orders. This is due to the nature of its business. An order for MECAR's products is typically for a large quantity and/or a substantial aggregate price, primarily because materials required for the manufacture of the products cannot be economically purchased in small quantities and because of the favorable economies of large volume production. Most of the contracts received by MECAR require delivery in approximately one year. Accordingly, MECAR's business is dependent upon its ability to obtain such large orders. MECAR frequently accepts smaller orders in an attempt to increase its customer base. MECAR's products are designed for general military use by a variety of government customers.

When MECAR obtains a contract for the sale of its products, it generally receives down payment(s) and/or letter(s) of credit to be applied to the purchase price upon shipment of the products. In such cases, MECAR is generally required to provide advance payment guarantees and performance bonds issued by its bank syndicate.

MECAR has from time-to-time received foreign military sale ("FMS") contracts from the U.S. Government for the manufacture of ammunition for the benefit of a foreign government. Such contracts may be terminated for convenience by the government or upon default by the manufacturer. The contracts received by MECAR through the FMS system do not provide for down payments, letters of credit, advance payment guarantees or performance bonds.

The VSK Group derives substantially all of its revenue from sales and services to private industry such as banks, hospitals, commercial businesses, office buildings and to local governments. The VSK Group sells some of its products/services directly to the end users; in other instances it sells its systems to independent distributors and resellers for resale to the end users. The customers of the VSK Group are located in Belgium and in neighboring countries. While most of the orders received by the VSK Group are for work which can be completed within one year, it has received multi-year orders for its products and services. VSK Electronics and IDCS sell their products principally in European markets. VIGITEC and Tele Technique Generale sell their products principally in Belgium.

Microwave customers include U.S. Government agencies as well as state and local law enforcement agencies. The U.S. Government agencies have historically accounted for a majority of Microwave's revenues.

Marketing

Most of the marketing activities of MECAR are handled by MECAR's staff of sales engineers and executive personnel. In addition, MECAR advertises in trade journals and participates in trade shows. MECAR is also represented by marketing representatives in different markets and has designated the Distributor for indirect sales to its principal end user customers.

The marketing activities of the VSK Group are handled principally by its staff of sales personnel. Marketing activities outside of Belgium are conducted by independent distributors. In addition, the VSK Group advertises in trade journals and participates in trade shows.

Microwave's marketing activities are handled by both its sales personnel and executive management.

Research and Development

The development of ammunition and weapon systems requires knowledge and experience in aerodynamics, mechanical engineering, chemistry, combustion, materials behavior and ballistics. MECAR maintains an active research and development staff, including a staff of design engineers, in order to determine how materials can be used or combined in new ways to improve performance or to solve new problems. In 2001, 2000 and 1999, MECAR expended $500,904, $736,764 and $793,916, respectively, for research and development activities. MECAR designed most of the products which it currently manufactures. MECAR designs and develops most of its special tooling, fixtures and special explosive loading and testing systems.

The business of the VSK Group requires continuous investment in research and development to update and enhance its security systems. The VSK Group employs a staff of design engineers specialized in the field of both electronic hardware and software. During 2001, 2000 and 1999, the VSK Group expended $1,003,358, $846,307 and $892,092, respectively, on research and development.

Management anticipates that the business of Microwave will require continuous investment in research and development.

Suppliers and Materials

Production of ammunition requires an ample supply of chemicals, pyrotechnical materials and metal component parts and casings. MECAR generally attempts to ensure that several vendors will be available in the open market to compete for all supply contracts. However, once the development phase is complete and the design has been stabilized for certain products, the continued availability of supplies can become critical to its ability to perform a particular contract. MECAR seeks to protect itself against shortages and similar risks by planning alternative means of production, by producing internally, and by monitoring the availability and sources of supplies.

Production of weapons requires a continuous supply of a variety of components and materials. MECAR depends upon major suppliers to provide such components and materials where in-house capability does not exist, and has generally found such materials and supplies to be readily available.

The VSK Group relies upon a number of selected subcontractors to supply the requisite electronic hardware for its security systems. To date, the VSK Group has found such subcontract materials to be readily available. Assembly of the central control panels (including all computer software) is performed internally by employees of the VSK Group.

Microwave contracts with a number of vendors for components used in its systems. Historically, such components have been found to be readily available.

Backlog

As of December 31, 2001 and December 31, 2000, Allied had backlog orders believed to be firm, after giving effect to the percentage of completion method of accounting, of approximately $56.0 million and $63.5 million, respectively. A substantial portion of the backlog of orders as of December 31, 2001 is expected to be filled in 2002.

Competition

The munitions business is highly competitive. MECAR has a number of competitors throughout the world, including the United States. Many of its competitors are substantially larger companies with greater capital resources and experience. Many of its competitors have existing relationships with governments and countries in which MECAR markets its products. For example, many countries will only acquire ammunition and other military items from vendors located in said countries. In many other countries, it is important to have an independent marketing representative. Competition is mainly based upon accessibility of potential markets, technical expertise, quality, capabilities of the product and price.

The nature of the competition encountered by the VSK Group depends upon the segment of the security systems business. In the development and manufacturing area, there are a number of larger competitors, many with greater financial resources than the VSK Group. In the installation and services area, the VSK Group competes with a number of smaller, local competitors.

Microwave competes with niche suppliers of specialized security products as well as much larger companies with substantially greater financial and other resources.

Personnel

As of December 31, 2001, Allied, MECAR, VSK Group and Microwave had 501 full and part-time employees as follows:

ALLIED	
Salaried employees	7
MECAR	
Technical and salaried employees	50
Hourly workers	265
Technical consultants	1
VSK GROUP	
Technical salaried employees	120
Hourly workers	23
Part-time employees	5
MICROWAVE	
Salaried employees	18
Hourly workers	12

The classification of employees noted above for MECAR and the VSK Group is in accordance with Belgian law.

Patents

Microwave holds a patent on a mechanical mast that is a key component of certain security systems it supplies to law enforcement agencies. The patent was filed in 1997. Neither Allied nor any of its other subsidiaries holds any other significant patents.

Environmental Regulations

Allied does not anticipate that compliance with any laws or regulations relating to environmental protection will have a material effect on its capital expenditures, earnings or competitive position.

Principal Customers

MECAR has historically received a large percentage of its revenue from two (2) agencies of a foreign government. See Note O to Allied's consolidated financial statements. MECAR now receives contracts for the benefit of these customers via the Distributor and via the FMS program.

ITEM 2. PROPERTIES

Allied's principal executive offices are located in Vienna, Virginia, where it leases approximately 3,700 square feet of office space. The lease expires in September, 2007.

MECAR's principal factory is located approximately 25 miles south of Brussels near Nivelles, Belgium. The factory principally consists of a manufacturing and administrative complex which was occupied by MECAR in 1989. The manufacturing area is approximately 112,000 square feet and the administration facility is approximately 28,000 square feet. There are a number of older buildings on the property that are still used in conjunction with the new complex. A small test firing range is maintained on this property. MECAR also owns 600 acres in the vicinity of the Village of Marche in the Ardennes region of Belgium, which was previously used as a test range. MECAR ceased its use of the Ardennes firing range in 2001. MECAR is now utilizing other test ranges, including a test range owned by the Belgian Army, although it is also exploring the prospects of securing the use of a new test range.

Throughout 2001, MECAR operated using one full and two partial shifts. MECAR is currently operating near its productive capacity.

The VSK Group operates from owned facilities containing approximately 49,400 square feet. Such facilities are currently operating at approximately 75% of productive capacity.

Microwave operates from a leased office, production and warehouse facility consisting of approximately 8,400 square feet in Spring Valley, California. The facility is leased on a month to month basis. Microwave operated at 50% capacity of the facility in 2001. Microwave has adequate capacity at the facility to operate at projected levels in 2002.

Capital expenditure programs for facilities and equipment planned in 2002 will require funding of approximately $3.0 million.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to Allied's business, to which Allied or any of its subsidiaries is a party or to which any of their property is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders of Allied during the fourth quarter of 2001.

PART II

ITEM 5. MARKET FOR STOCK AND RELATED SECURITY HOLDER MATTERS

Market Information

Allied's Common Stock has been listed for trading on the American Stock Exchange ("AMEX") since September 15, 1992.

Its AMEX trading symbol is ALR. Its media listing is under the symbol Allied Research. The table below shows the high and low sales prices of Allied's Common Stock during 2001 and 2000 (as reported by AMEX):

2001	High	Low
1st Quarter	$ 8.94	$ 6.15
2nd Quarter	$ 9.31	$ 7.30
3rd Quarter	$16.59	$ 7.80
4th Quarter	$19.70	$11.20

2000	High	Low
1st Quarter	$ 9.38	$ 7.00
2nd Quarter	$ 8.56	$ 6.75
3rd Quarter	$ 9.31	$ 7.13
4th Quarter	$ 9.19	$ 7.75

Stockholders

There were approximately 1,114 holders of record of the Common Stock of Allied as of February 15, 2002.

Dividends

Allied paid a 5% stock dividend in November, 1992 to holders of record of its Common Stock on October 15, 1992. Cash was paid in lieu of the issuance of fractional shares. There have been no dividends declared or paid by Allied in 1993-2001.

Stock Issuance

On December 31, 2001, Allied acquired all of the outstanding capital stock of Microwave in exchange for consideration which included 176,334 shares of unregistered Common Stock. The company issued an additional 8,443 unregistered shares of its Common Stock in satisfaction of an obligation of Microwave. All shares issued in this transaction were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data relates to Allied's consolidated financial position and results of operations for 2001, 2000, 1999, 1998 and 1997:

	2001	2000	1999	1998	1997
	(000's omitted except per share amounts)				
Revenues	$96,947	$107,743	$59,033	$133,078	$123,935
Earnings (loss) from					
- continuing operations	10,367	8,705	(3,282)	8,629	8,147
- discontinued operation	-	517	(746)	437	418
Net earnings (loss)	10,367	9,222	(4,028)	9,066	8,565
Earnings (loss) per share					
Basic:					
- continuing operations	2.11	1.79	(0.68)	1.83	1.79
- discontinued operation	-	0.11	(0.16)	0.09	0.09
Net income (loss)	2.11	1.90	(0.84)	1.92	1.88
Diluted:					
- continuing operations	2.10	1.79	(0.68)	1.81	1.76
- discontinued operation	-	0.11	(0.16)	0.09	0.09
Net income (loss)	2.10	1.90	(0.84)	1.90	1.85
Total assets	86,784	87,636	60,131	101,635	89,310
Long-term debt obligations and redeemable preferred stock	3,110	3,529	3,081	4,154	5,104
Cash dividends declared per common share	-	-	-	-	-

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Allied provides management services to its subsidiaries. Allied's consolidated statements have eliminated all significant intercompany transactions. The following discussion refers to the financial condition, liquidity and results of operations of Allied on a consolidated basis unless otherwise stated. All dollars are in millions except per share amounts.

In 2001, Allied operated in two (2) principal segments: the development and production of ammunitions and weapon systems ("product sales"); and the manufacture, distribution and service of an integrated line of industrial security products ("security systems and services"). Product sales were provided solely by MECAR and a related company, Sedachim. Security systems and services were provided by the VSK Group. Accordingly, all references in this Item 7 to (i) MECAR shall refer to the product sales segment and (ii) the VSK Group shall refer to the security systems and services segment. All references herein to Allied or the Company shall refer to Allied Research Corporation as a whole.

An agreement to sell the stock of Barnes & Reinecke, Inc. ("BRI") was executed in early December, 1999 and the stock of BRI was sold in March, 2000. Accordingly, BRI's operations have been excluded from Allied's results from continuing operations and the net results of such operations are reported separately as results from discontinued operation.

On December 31, 2001, Allied acquired all of the capital stock of Microwave. This acquisition is reflected on Allied's year-end balance sheet.

In 1999, Allied reorganized its European holdings. A Belgium holding company, ARC Europe, S.A., now owns all of the capital stock of each of MECAR, Sedachim and the VSK Group.

Allied earned net profits of $10.4 ($2.11 per share-basic and $2.10 per share - diluted) from continuing operations in 2001 compared to net profits of $8.7 ($1.79 per share-basic and diluted) in 2000 and a net loss of $3.3 ($0.68 per share – basic and diluted) for 1999.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based on current expectations, estimates and projections about the Company and the industries in which it operates. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Future Factors include substantial reliance on MECAR's principal customers to continue to acquire MECAR's products on a regular basis; the cyclical nature of the Company's military business; rapid technological developments and changes and the Company's ability to continue to introduce competitive new products and services on a timely, cost effective basis; the ability of the Company to successfully continue to expand its business base; the mix of products/services; domestic and foreign governmental fiscal affairs and public policy changes which may affect the level of purchases made by customers; changes in environmental and other domestic and foreign governmental regulations; continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support the Company's future business. These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates; general domestic and international economic conditions including interest rate and currency exchange rate fluctuations; increasing competition by foreign and domestic competitors, including new entrants; and other Future Factors.

Critical Accounting Policies

Our significant accounting policies are described in Note A to the consolidated financial statements included in Item 8 of this Form 10-K. We believe our most critical accounting policies include revenue recognition and cost estimation on fixed price contracts for which we use the percentage of completion method of accounting. This method is used by MECAR for substantially all of its sales contracts. Approximately 80%, 81% and 65% of consolidated revenue was recognized under the percentage of completion method during 2001, 2000 and 1999, respectively. The value of contracts in process at December 31, 2001 and 2000 were $20.3 and $34.1 and the profits recognized on these contracts through December 31, 2001 were approximately $11.1 and $10.4, respectively.

Under the percentage of completion method revenue is recognized on these contracts as work progresses during the period, based on the amount of actual cost incurred during the period compared to total estimated cost to be incurred for the total contract. Management reviews these estimates on a regular basis and the effect of any change in cost estimates are reflected in cost of sales in the period in which the change is identified. If the contract is projected to create a loss, the entire estimated loss is charged to operations in the period such loss first becomes known. A number of internal and external factors affect our cost of sales estimates, including labor rates and efficiency variances, material usage variances, delivery schedules and testing requirements. Additionally, as inventory items increase in age, obsolete and excess items are charged to cost of sales when such determination is made. While we believe that the systems and procedures used by MECAR, coupled with the experience of its management team, provide a sound basis for our estimates, actual result will differ from management's estimates. The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion method affect the amounts reported in our financial statements.

Trends In Operations

Each of MECAR and the VSK Group contributed to a very successful 2001. We also took the first step in our plan to extend the reach of our strategic defense and security businesses by acquiring Microwave.

MECAR operated near capacity of its facilities throughout much of 2001. The vast majority of MECAR's 2001 revenues resulted from orders from its traditional customer base.

MECAR's 2001 revenues included contracts for the benefit of its traditional customers via the Foreign Military Sales Program ("FMS") as well as from direct and indirect contracts with and for the benefit of the end user customers.

MECAR has supplied both 90 mm ammunition and 120 mm mortar ammunition for use in two (2) new weapon systems acquired by one of MECAR's traditional customers via FMS contracts. The customer has indicated a need and desire for additional rounds of each of the 90mm ammunition and 120 mm mortar ammunition. In early March, 2002, Allied announced the award by such customer of a three (3) year, $130.0 FMS contract for 90 mm ammunition.

MECAR's 2001 results were positively impacted by a supplemental contract awarded as part of an FMS contract for a new series of ammunition developed by MECAR. The contract requires MECAR to correct deficiencies in the ammunition detected by tests performed by the U.S. Government. The revenue from the contract was recognized in the third and fourth quarters of 2001 since the most critical tests performed by the U.S. Government only identified minimal deficiencies. A $2.0 provision was established by MECAR to cover corrections and other costs that might be incurred. This contract provided approximately forty percent (40%) of Allied's 2001 profits. The final tests and MECAR's corrections should be completed by mid-2002.

The VSK Group recorded another excellent year in 2002. It contributed approximately $19.9 in revenues and $2.1 in pre-tax profits.

The reported earnings of each of MECAR and the VSK Group were adversely impacted by the fluctuations of the Euro during 2001.

Allied commenced 2002 with a consolidated backlog of approximately $56.0 compared with a consolidated backlog at the beginning of 2001 of $63.5. MECAR began 2002 with a backlog of approximately $47.0 compared with a 2001 beginning backlog of $54.3. VSK began 2002 with a backlog of approximately $7.6 compared with a 2001 beginning backlog of approximately $9.2. Microwave commenced 2002 with a backlog of approximately $1.4.

In future periods, Allied's operations will continue to be impacted by MECAR's ability to obtain large orders on a periodic basis, Allied's ability to successfully continue its expansion of other business and Allied's ability to successfully integrate new acquisitions, such as Microwave.

Trends In Liquidity And Capital Resources

The Company's liquidity did not materially improve in 2001 despite the excellent operating results and an increase in working capital.

MECAR utilized a $9.0 line of credit and other short-term bank facilities of up to $7.0 during 2001 to fund working capital requirements. While the line of credit was repaid by December 31, 2001, MECAR required temporary bank loans to cover overdrafts of approximately $2.5.

In addition, Allied made advances of $4.0 to MECAR throughout 2001 to supplement MECAR's working capital needs. These advances were repaid prior to the end of 2001.

In an effort to minimize the liquidity shortage at MECAR, in early 2001 the bank syndicate provided a partial waiver of the requirement to pledge cash to collateralize performance bonds and advance payment guarantees. The waiver expired in mid-2001 at which point MECAR was required to provide the full amount of pledged cash, as collateral, as required by the bank syndicate agreement.

Throughout 2001, Allied management engaged in a review and analysis of its company-wide financing requirements. As a result, MECAR's bank syndicate agreement has been recently modified as described below under Liquidity. Allied anticipates that the modification will increase MECAR's credit facility, will provide a maximum amount of pledged cash required for contracts and will potentially provide Allied increased access to cash generated by MECAR.

No liquidity shortages have been forecasted for 2002. For the long term, the generation of positive cash flow from core operations will depend upon MECAR's ability to continue to receive orders from its traditional customer base, the ability of MECAR to broaden its revenue base and the ability of Allied to successfully expand its group of strategic security businesses.

Liquidity

Working capital, which includes restricted cash, was approximately $41.2 at December 31, 2001, which is an increase of $6.3 from the December 31, 2000 level. Allied's current working capital is required for operations and to support credit facility agreements.

Cash and equivalents at December 31, 2001 increased over year-end 2000 levels largely as a result of profitable operations. Accounts receivable at December 31, 2001 increased over December 31, 2000 levels by $1.0 principally due to the acquisition of Microwave. Costs and accrued earnings on uncompleted contracts decreased by $13.8 from year-end 2000 levels as a result of decreased amounts of work-in-progress at the end of 2001. Inventories at year-end 2001 were 5% higher than at the end of 2000. Prepaid expenses were essentially unchanged from 2000 levels. Intangibles increased from 2000 levels due to the Microwave acquisition. Deferred taxes increased in 2001 by $0.7 as a result of the recognition of the tax benefit related to the net operating loss carryforward from U.S. operations.

Current liabilities decreased by $12.4 from December 31, 2000 levels due to increased cash availability from operations which was used to reduce payables.

During 2001, 2000 and 1999, Allied funded its operations principally with internally generated cash and back-up credit facilities required for foreign government contracts. In addition, MECAR utilized a $9.0 line of credit and other short-term bank facilities of up to $7.0 throughout 2001.

MECAR typically obtains relatively large orders for its ammunition and weapon systems which require credit facilities to provide import letters of credit, advance payment guarantees and performance bonds. These needs have been met in the last few years via agreements with a multi-member foreign bank syndicate. While the bank syndicate agreement provides that MECAR is responsible to repay the syndicate for amounts paid by the banks pursuant to the guarantees/bonds, the financial terms stipulate that all such obligations be secured, in part, by a cash pledge. At December 31, 2001, MECAR's lenders had issued $18.0 of guarantees/performance bonds and MECAR had pledged $6.2 of cash.

The bank syndicate agreement provides the banks the right to review and approve each proposed MECAR contract before they agree to provide the necessary guarantees/bonds. While management believes that it will be able to finance additional MECAR contracts using the bank syndicate structure, there can be no assurance that such financing will be provided.

The bank syndicate agreement was amended and restated in mid-March, 2002. The revised bank syndicate agreement provides $20.0 increased credit support over the previous bank syndicate agreement, which includes an $8.9 increase in the guarantee/bond facility, which increase does not require any cash pledges. The new agreement provides (i) lines of credit aggregating $11.2 for tax prepayments and working capital and (ii) a facility for guarantees/bonds to support customer contracts of $32.6.

The revised bank syndicate agreement eliminates most restrictions on payments by MECAR to Allied or other Allied group companies but substitutes financial covenants requiring MECAR to maintain minimum net worth and working capital levels.

MECAR's obligations under the revised bank syndicate agreement continues to be collateralized by a pledge of MECAR's assets and adds a second mortgage on MECAR's facility. The revised agreement provides for the release of the guarantee of ARC Europe and the pledge of the stock of the VSK Group but retains Allied's agreement to support MECAR so that it remains in compliance with its bank syndicate agreement obligations.

MECAR has a mortgage loan with a foreign government agency which had an outstanding balance of approximately $1.3 at December 31, 2001. Principal and interest payments on the mortgage loan extend through January, 2004, and the loan includes a prepayment penalty clause.

The VSK Group operated throughout 2001 primarily from cash generated from operations. The VSK Group is obligated on several mortgages and other long-term obligations with December 31, 2001 balances aggregating $0.3. It is also obligated on letters of credit required by a contract with a customer.

On January 1, 1999, eleven member countries of the European Union adopted the Euro as their common legal currency and established fixed conversion rates between their existing sovereign currencies and the Euro. Between January 1, 2002, and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

Allied will continue to evaluate all issues involving the introduction of the Euro as further accounting, tax and governmental legal and regulatory guidance becomes available. Based on current information and Allied's current assessment, Allied does not expect that the Euro conversion will have a material adverse effect on its business or financial condition. However, its operations in 2001 were adversely impacted by the fluctuations in the value of the Euro versus the U.S. Dollar.

In September 1998, Allied's Board of Directors authorized the purchase of up to 200,000 shares of Allied's common stock. During 2000 and 1999, Allied repurchased 75,688 and 22,600 shares of its common stock in market transactions. The Company did not repurchase shares in 2001 and does not anticipate repurchasing shares of Company stock in calendar year 2002.

Allied's ability to cover its anticipated future operating and capital requirements is dependent upon its ability to generate positive cash flow from the operations of its subsidiaries, particularly the operations of MECAR.

Capital Resources

Allied spent $3.1 in 2001 on capital equipment as compared with $3.9 in 2000 and $2.3 in 1999, respectively. The expenditures in 2001 were primarily for operating machinery and building upgrades. Management currently anticipates that it will spend approximately $3.0, across all the operations, on capital expenditures in 2002 for additional upgrades to its facilities and equipment.

Contractual Obligations and Commercial Commitments

As described herein and in the notes to the consolidated financial statements, Allied has contractual obligations and commercial commitments that may affect its financial condition. However, based on management's assessment of the underlying provisions and circumstances of the material contractual obligations and commercial commitments of Allied, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material adverse effect on Allied's financial condition or results of operations.

The following tables identify material obligations and commitments as of December 31, 2001:

Contractual Obligations[1]	Total	Payments Due By Period 1 Year	2-3 Years	4-5 Years
Debt and capital leases	$6.8	$3.7	$2.9	$0.2
Operating leases	0.5	0.1	0.2	0.2
Total contractual obligations	$7.3	$3.8	$3.1	$0.4

Other Commercial Commitments	Total Amount Committed
Bank Guarantees	$18.0
Standby letters of credit	0.4
Total commercial commitments	$18.4

Results of Operations

Allied had revenues from continuing operations of $96.9 in 2001 compared to $107.7 in 2000 and to $59.0 in 1999, respectively. Allied earned profits from continuing operations of $10.4 in 2001 and $8.7 in 2000 compared to a loss of $3.3 in 1999.

[1] Excluded are contracts made in the normal course of business for performance of sales contracts or routine services, as well as commitments where contract provisions allow for cancellation.

The following table sets forth, for the years ended December 31, 2001, 2000 and 1999, certain items from Allied's consolidated statements of operations expressed as a percentage of revenue:

	2001	2000	1999
Revenue	100.0%	100.0%	100.0%
Cost and expenses			
Cost of sales	65.2	74.2	86.2
Selling and administrative	12.5	10.0	18.2
Research and development	1.6	1.5	2.8
Operating income (loss)	20.7	14.3	(7.2)
Other income (deductions)			
Interest income	0.7	0.6	1.4
Interest expense	(1.7)	(1.4)	(1.9)
Other - net	(0.3)	0.4	1.3
Earnings (loss) before discontinued operation and income taxes	19.3	13.9	(6.4)
Income tax expense (benefit)	8.6	5.8	(0.8)
Earnings (loss) from continuing operations	10.7	8.1	(5.6)
Discontinued operation	-	0.5	(1.3)
Net earnings (loss)	10.7	8.6	(6.9)

The following discussion of the components of the results of operations applies to Allied as a whole unless reference is made to a particular segment.

Revenues

Allied's consolidated revenues from continuing operations for 2001 decreased $10.8, or 10%, from 2000 revenues. Revenues from continuing operations for 2000 increased $48.7, or 83%, over 1999 revenues.

Revenues By Segment
($ Millions)

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
MECAR	$77.0	80%	$87.6	81%	$38.5	65%
VSK	19.9	20%	20.1	19%	20.5	35%

The fluctuation in MECAR's 2001 revenues from the amount realized in 2000 results principally from a change in MECAR's revenue base. In 2000, MECAR began to receive subcontracts from the Distributor (as opposed to direct contracts from the end user customer). As a result, in 2001 the majority of non-FMS revenue was via the Distributor subcontracts. These subcontracts generally have lower revenue value than MECAR's traditional direct end user sales contracts; however, this subcontract arrangement does not reduce the Company's gross margins since MECAR's cost of sales are reduced as a result of its agreement with the Distributor. MECAR's revenues for 2000 increased by 127% over its 1999 revenues. The increase in 2000 revenues over 1999 revenues is attributable to increased order levels for its products, after a downturn in business in 1999.

Revenues at the VSK Group were essentially unchanged in 2001 as compared to 2000. In 2000, revenues at the VSK Group decreased approximately 2% from 1999 levels. If currency fluctuations are eliminated, 2001 and 2000 VSK Group revenues were 2% and 16% greater than 2000 and 1999 revenues, respectively.

Cost of Sales

Cost of sales as a percentage of sales for 2001 was approximately 65% compared with 74% for 2000 and 86% for 1999. The improvement in cost of sales in 2001 and 2000 results primarily from cost reductions and the increase in subcontracts via the Distributor as explained under Revenues. Certain fees, selling expenses and other customer related expenses in connection with direct sales to customers are not incurred on Distributor subcontracts. Costs in 1999 were higher than normal as a result of rework costs on orders for certain customers.

Selling and Administrative Expenses

Selling and general administrative expenses increased by 12% in 2001 over expenses incurred in 2000 largely due to increased employment related charges at the parent company and increased costs associated with the review of acquisition opportunities.

Selling and general administrative expenses in 2000 increased less than 1% over 1999.

Research and Development

Research and development costs incurred in 2001 decreased by 5% from 2000 levels as a result of work load associated with contracts in process during the year.

Research and development costs incurred in 2000 decreased by $0.1 (or 6%) from 1999 levels. The reduction was also attributable to the work load associated with contracts in process during the year.

Interest Income

Interest income was essentially unchanged in 2001 from 2000. Interest income decreased in 2000 by $0.2 (or 22%) from 1999 levels, principally due to decreased amounts of cash invested.

Interest Expense

Interest expenses incurred in 2001 increased by approximately 9% compared to the amount incurred in 2000 largely due to increased borrowings at MECAR.

Interest expense increased in 2000 by $0.4 (or 38%) compared to the amount incurred in 1999, principally as a result of an increase in borrowings at MECAR via its line of credit.

Other - Net

Other-net results were a $0.3 loss in 2001 and a $0.5 gain in 2000, largely due to foreign currency transactions at MECAR and the VSK Group.

Pre-Tax Profit From Continuing Operations

	Pre-Tax Profit (Loss) By Segment ($ Millions)		
	2001	2000	1999
MECAR	$17.4	$12.7	$(7.7)
VSK	3.5	2.9	4.2
Corporate and Other	(2.1)	(0.6)	(0.2)

MECAR's 2001 pre-tax profit was favorably impacted by profits earned on the supplemental contract described under Trends in Operations. MECAR's 2000 pre-tax profit increase was largely attributable to the gross margins generated on incremental revenue. MECAR's 1999 loss resulted primarily from unanticipated costs to rework products for various customers.

The VSK Group's pre-tax profit increase in 2001 from its 2000 level was due to increased operating margins as a result of production efficiencies and lower administrative expenses. The decrease in 2000 pre-tax profit from 1999 was due to a long-term high margin project which was completed in 1999.

Income Taxes

The effective income tax expense attributable to continuing operations in 2001 and 2000 was 45% and 42%, respectively, primarily due to foreign rate differentials and permanent tax differences.

The Company reported a $0.5 tax benefit relating to continuing operations in 1999 principally as a result of the deferred tax benefits of tax loss carryforwards attributable to MECAR's 1999 operating losses, less Belgium taxes attributable to the VSK Group's 1999 operations and domestic tax expenses.

Net Earnings From Continuing Operations

The Company earned $10.4 profits in 2001 and $8.7 profits in 2000 from continuing operations, compared with $3.3 loss in 1999.

Discontinued Operations

All results from discontinued operations reported by Allied relate to the operations of BRI and have been reported net of income tax expense or benefits.

The Company's 2000 profit of $0.5 from discontinued operations is principally comprised of gain on the sale of BRI.

The Company's loss from discontinued operations of $0.7 in 1999 is from BRI operations.

Impact of Year 2000

Through March 1, 2002, the Company has not experienced any significant problems related to the Y2K issue.

Recent Accounting Pronouncements

See Note A to Allied's consolidated financial statements for a description of recently issued accounting pronouncements. Except for the elimination of periodic amortization of goodwill and the substitution therefore of periodic goodwill impairment testing, Allied does not anticipate that any of such pronouncements will have a material impact on its financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Allied manages its debt and its available cash considering available investment opportunities and risks, tax consequences and overall financing strategies.

At year-end 2001, Allied had approximately $5.5 million of fixed-rate indebtedness and approximately $1.3 million of variable-rate indebtedness. Allied has not entered into any interest rate swaps or other derivatives with respect to its indebtedness.

Cash available for investment is typically invested in short term funds, which generally mature in 30 days or money-market funds. In general, such funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. The carrying amounts approximate market value. It is the Company's practice to hold these investments to maturity.

Assuming year-end 2001 variable rate debt and cash available for investment, a one percent change in interest rates would impact net interest income by less than $0.2.

Exchange Rate Sensitivity

Allied maintains operations in several foreign countries. Virtually all of the Company's revenue from continuing operations was derived from Allied's operations outside the United States. Accordingly, exposure exists to potentially adverse movement in foreign currency rates. Allied uses foreign exchange forward contracts to hedge the risk of change in foreign currency exchange rates associated with some, but not all, of its contracts in which the expenses for providing services are incurred in currency other than the functional currency of Allied's foreign subsidiaries or payments on contracts are made by the customer in another currency. The objective of these contracts is to hedge fixed obligations to reduce the effect of foreign currency exchange rate fluctuations on Allied's foreign subsidiaries' operating results.

Additionally, Allied's consolidated financial statements are denominated in U.S. dollars and, accordingly, changes in the exchange rates between the Allied subsidiaries' local currency and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the consolidated financial results. Allied does not hedge these matters because cash-flows from international operations are generally re-invested locally. It is estimated that a 10% change in foreign exchange rates would impact reported net earnings by approximately $1.2.

Allied does not use derivative financial instruments for speculative trading purposes, nor does Allied hedge its foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.

Allied regularly reviews its hedging program and may as part of this review determine at any time to change its hedging program.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary financial information and data required by this Item are set forth in the pages indicated in Item 14(a)(1) and (2).

See Note U to Allied's consolidated financial statements for supplementary quarterly financial data required by this item.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

There were no disagreements on any matter of accounting principles, financial statement disclosure or auditing scope or procedure to be reported under this item.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF ALLIED

Directors

The following are the directors of Allied:

J. H. Binford Peay, III, age 61, became a director in April, 2000 and was elected Chairman of the Board, President and Chief Executive Officer in January, 2001. Since 1997, General Peay has been a consultant. General Peay retired in 1997 as Commander in Chief, United States Central Command, with responsibility for operations in some 20 countries throughout Africa, the Middle East, Persian Gulf and South Asia. Previously, he was Vice Chief of Staff, U.S. Army. General Peay is currently a director of United Defense Industries, Inc., and a Trustee of the George C. Marshall Foundation, the Virginia Military Institute Foundation and the National Defense University.

J. R. Sculley, age 61, became a director of Allied in 1991 and currently serves as Chairman Emeritus. He served as Chairman of the Board and Chief Executive Officer from December, 1992 until September, 1999; from April 1992 until December 1992 he served as President and Chief Operating Officer of Allied. Between 1989 and April, 1992, Mr. Sculley was Director of Advanced Studies and Technologies of Grumman Corporation, a defense company, and, prior thereto, was Assistant Secretary of the Army (Research, Development and Acquisition).

Clifford C. Christ, age 54, became a director of Allied in 1993. He has been the President and Chief Executive Officer of NavCom Defense Electronics, Inc., a defense electronics company, since 1988.

Harry H. Warner, age 66, became a director of Allied in early 1996. Throughout the last five years, Mr. Warner has been a self-employed financial consultant, investor and real estate developer. He is also a director of Chesapeake Corporation and Virginia Management Investment Corporation.

Ronald H. Griffith, age 63, became a director of Allied in April, 2000. Mr. Griffith is Executive Vice President and Chief Operating Officer of MPRI, Inc., a professional services company, since 1998. Formerly, he served as Vice Chief of Staff of the U.S. Army.

Executive Officers

The following are the executive officers of Allied:

J. H. Binford Peay, III was elected Chairman of the Board, President and Chief Executive Officer of Allied in January, 2001.

John G. Meyer, Jr., age 57, was elected Executive Vice President and Chief Operating Officer in January, 2001. Mr. Meyer recently retired from the U.S. Army having served as its most senior Public Affairs Officer for the last four (4) years.

Bruce W. Waddell, age 55, was elected Vice President for Strategic Planning and Corporate Development in January, 2001. He served as a director of Allied from April, 2000 through mid-January, 2001. Mr. Waddell was most recently President of The Stonebridge Group, Inc., a management consulting firm specializing in strategy and business development. He previously held management positions with Avery Dennison and in General Electric's defense and lighting businesses.

Charles A. Hasper, age 47, was elected Treasurer and Chief Financial Officer in August, 2001. Previously, Mr. Hasper served as a partner in CK Capital Partners, an investment banking firm.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Directors and Executive Officers.

The following table sets forth information concerning all compensation paid for services rendered in all capacities to Allied and its subsidiaries during the years ended December 31, 2001, 2000 and 1999, to the chief executive officer of Allied and to other executive officers of Allied whose total annual salary and bonus exceeds $100,000:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/ SARs (#)	All Other Compensation
J. H. Binford Peay, III, Chairman of the Board, President and Chief Executive Officer since mid-January, 2001	2001	$300,000	$150,000	$67,685[1]	100,000	$ 86,250[6]
John G. Meyer, Jr., Executive Vice President and Chief Operating Officer	2001	$160,000	$76,000[2]		40,000	$ 21,563[6]
Bruce W. Waddell, Vice President for Strategic Planning and Corporate Development	2001	$145,000	$69,000[2]		40,000	$ 21,563[6]
Charles A. Hasper, Treasurer and Chief Financial Officer since August, 2001	2001	$ 66,667	$48,000[2]		40,000	$ 22,525[6]
W. Glenn Yarborough, Jr., President and Chief Executive Officer until mid-January, 2001	2001 2000 1999	$200,000[3] $200,000 $200,000	 $50,000[4]			$275,000[5]

[1] The Company reimbursed Mr. Peay for the annual premium paid for a $1 million life insurance policy, including the income tax payable thereon, as required by the terms of his employment agreement.
[2] Includes a stock grant of approximately $20,000.
[3] Mr. Yarborough was paid $200,000 in severance payments in 2001.
[4] Mr. Yarborough was awarded a bonus of $50,000 for 2000 performance.
[5] Mr. Yarborough is entitled to annual consultation payments of $55,000 for the 2002-2006 period.
[6] Each of the executives who joined the Company in 2001 were granted stock awards in connection with their employment agreements.

Options Grants in Last Fiscal Year

The following table contains information concerning the stock option grants made to each of the Named Executive Officers for the fiscal year ended December 31, 2001.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [1]	
Name	Number of Securities Underlying Options Granted	% of Tctal Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
J. H. Binford Peay, III	100,000	45%	$8.63	12/31/10	$542,736	$1,375,400
John G. Meyer, Jr.	40,000	18%	$8.63	12/31/05	$95,372	$ 210,748
Bruce W. Waddell	40,000	18%	$8.63	12/31/05	$95,372	$ 210,748
Charles A. Hasper	40,000	18%	$9.01	07/31/06	$97,572	$ 220,028

(1) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, in accordance with the SEC's rule. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-End Values

The following tables sets forth information concerning option exercises and option holdings by each of the Named Executive Officers for the fiscal year ended December 31, 2001.

			Number of Securities Underlying/ Unexercised Options /SARsValue		Value of Unexercised In-the-Money Options/SARs at FY-End ($) [1]	
Name	Shares Acquired on Exercise (#)	Value Realized	Exercisable (#)	Unexercisable (#)	Exercisable	Unexercisable
J. H. Binford Peay, III	-	$ -	20,000	80,000	$105,800	$423,200
John G. Meyer, Jr.	-	$ -	8,000	32,000	$ 42,320	$169,280
Bruce W. Waddell	6,500	$44,668	8,000	32,000	$ 42,320	$169,280
Charles A. Hasper	-	$ -	-	40,000	$ -	$196,400

(1) Represents the closing price per share of the underlying shares on the last day of the fiscal year less the option exercise price multiplied by the number of shares. The closing price per share was $13.92 on the last trading day of the fiscal year as reported on the AMEX.

Director Compensation

Directors who are employees of Allied receive no additional compensation for serving as a director.

Each non-employee director (an "Outside Director") is compensated for service as a director, including as a member of committees of the Board, at the rate of $1,000 per month; an award of 1,000 shares of Common Stock on each July 1; an award as of each July 1 of an option to acquire 6,500 shares of common stock (commencing in 2000); $1,000 for each Board meeting in excess of four (4) personally attended during each calendar year; $500 for each committee meeting attended which is not held in conjunction with a Board meeting; and $250 for each teleconference Board meeting in excess of two (2) in which a director participates during each calendar year. As Chairman Emeritus, Mr. Sculley is entitled to an additional $500 per month.

In 1992, the Board of Directors of Allied adopted the Allied Research Corporation Outside Directors Retirement Plan (the "Directors Retirement Plan") to provide retirement benefits for long-standing Outside Directors. Under the Directors Retirement Plan, Outside Directors are eligible for a retirement benefit if they retire from the Board and have served as a member of the Board for a minimum of five (5) years. An eligible Outside Director who retires from the Board is entitled to receive, commencing on the last day of the first month following the month in which the director attains age seventy (70), monthly payments equal to the monthly cash compensation received from Allied at the time the director terminated service in such capacity. Such payments will cease upon the earlier of the expiration of a period of time equivalent to the period of time the director served as a member of the Board or the death of the director. In the event that a director has breached any fiduciary or legal duty to Allied, the director will forfeit any right to payment of benefits under the Directors Retirement Plan. The Directors Retirement Plan is administered by the Board of Directors. The Board of Directors has determined that no further benefits will accrue under the plan to current or future Outside Directors. During 2001, payments of $82,597 were made to former directors of Allied in consideration of their accrued benefits under the Directors Retirement Plan. The other individuals with accrued benefits under the Directors Retirement Plan agreed to accept the following consideration in lieu thereof:

Mr. Warner - 3,278 shares of Allied's stock upon his retirement from the Board.

Mr. Christ - cash benefits as described above following his retirement from the Board.

Mr. Sculley - $9,483 payable in cash commencing when Mr. Sculley reaches age 70.

In 1991, the Board of Directors of Allied adopted the Allied Research Corporation Outside Directors Stock Option Plan (the "Directors Option Plan"). None of the options granted pursuant to the Directors Option Plan are intended to qualify as incentive stock options under Sections 422 through 424 of the Internal Revenue Code. Options for an aggregate of 26,000 and 39,000 shares were granted under the Directors Option Plan in 2001 and 2000, respectively, to Allied's Outside Directors. The Directors Option Plan expired in 2001.

In 2001, Mr. Sculley was paid approximately $100,000 in satisfaction of his post-employment severance entitlement. Mr. Sculley is entitled to annual payments of $80,000 through 2005.

Employment Contract and Change-In-Control Arrangements

In 2001, General Peay and Allied entered into an employment agreement which provides for an annual salary of $300,000 and the potential to earn an annual bonus up to 50% of the annual salary upon satisfaction of certain performance standards. Upon certain terminations of Mr. Peay's employment, he will be entitled to receive his annual salary, bonus and benefits for a period of up to three (3) years following the termination of employment. Further, if the termination of employment occurs within twelve (12) months of a change of control, the payments may be accelerated into a lump sum payment at the election of Mr. Peay.

In 2001, Mr. Meyer and Allied entered into an employment agreement which provides for an annual salary of $160,000 and the potential to earn an annual bonus up to 35% of the annual salary upon satisfaction of certain performance standards. The annual salary was increased to $200,000 in early 2002. Upon certain terminations of Mr. Meyer's employment, he will be entitled to receive his annual salary for one year following such termination. Further, if the termination of employment occurs within twelve (12) months of a change of control, the payments may be accelerated into a lump sum payment at the election of Mr. Meyer.

In 2001, Mr. Waddell and Allied entered into an employment agreement which provides for an annual salary of $145,000 and the potential to earn an annual bonus up to 35% of the annual salary upon satisfaction of certain performance standards. The annual salary was increased to $160,000 in early 2002. Upon certain terminations of Mr. Waddell's employment, he will be entitled to receive his annual salary for one year following such termination. Further, if the termination of employment occurs within twelve (12) months of a change of control, the payments may be accelerated into a lump sum payment at the election of Mr. Waddell.

In 2001, Mr. Hasper and Allied entered into an employment agreement which provides for an annual salary of $160,000 and the potential to earn an annual bonus up to 35% of the annual salary upon satisfaction of certain performance standards. Upon certain terminations of Mr. Hasper's employment, he will be entitled to receive his annual salary for one year following such termination. Further, if the termination of employment occurs within twelve (12) months of a change of control, the payments may be accelerated into a lump sum payment at the election of Mr. Hasper.

Mr. Yarborough's employment with Allied terminated in January, 2001. Mr. Yarborough is entitled to consulting fees of $55,000 per year through 2006.

Mr. Sculley's employment with Allied terminated in September, 1999. He is entitled to post-employment payments of $80,000 per year through 2005. Such amounts are subject to acceleration upon a change of control of Allied.

In June, 2001, the Board of Directors of Allied adopted a new shareholder rights plan (the "Rights Plan"). The Rights Plan provides each stockholder of record on a dividend distribution one "right" for each outstanding share of Allied's common stock. Rights become exercisable at the earlier of ten days following: (1) a public announcement that an acquirer has purchased or has the right to acquire 15% or more of Allied's common stock, or (2) the commencement of a tender offer which would result in an offeror beneficially owning 15% or more of the outstanding common stock of Allied. All rights held by an acquirer or offeror expire on the announced acquisition date, and all rights expire at the close of business on May 31, 2011. Each right entitles a stockholder to acquire at a stated purchase price, 1/100 of a share of Allied's preferred stock which carries voting and dividend rights similar to one share of its common stock. Alternatively, a right holder may elect to purchase for the stated price an equivalent number of shares of Allied's common stock (or in certain circumstances, cash, property or other securities of Allied) at a price per share equal to one-half of the average market price for a specified period. In lieu of the purchase price, a right holder may elect to acquire one-half of the common stock available under the second option. The purchase price of the preferred stock fractional amount is subject to adjustment for certain events as described in the Rights Plan. At the discretion of a majority of the Board and within a specified time period, Allied may redeem all of the rights at a price of $.01 per right. The Board may also amend any provisions of the Rights Plan prior to exercise.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of Allied consists of Messrs. Harry H. Warner, Ronald H. Griffith and J. R. Sculley. Mr. Griffith is Executive Vice President of MPRI, Inc. and General Peay previously served on the Board of Directors of MPRI, Inc. Mr. Sculley was formerly Chairman of the Board and President of Allied.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information is furnished with respect to any person who is known to Allied to be the beneficial owner of more than five percent (5%) of its Common Stock and is based upon the most recent filings made by the undersigned with the Securities and Exchange Commission:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common	Bricoleur Capital Management, LLC[2] 12230 El Camino Rd, Ste. 100 San Diego, CA 92130	558,700 Owned directly	10.6%
Common	FMR Corp.[3] 82 Devonshire Street Boston, MA 02109	445,000 Owned directly	8.4%
Common	Dimensional Fund Advisors, Inc.[4] 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	356,100 Owned directly	6.7%
Common	Berno, Gambal & Barbee, Inc.[5] 1100 North Glebe Road Suite 1040 Arlington, Virginia 22201	267,200 Owned directly	5.0%

[1] Based upon 5,157,438 shares of common stock outstanding plus 138,000 shares which may be acquired within sixty (60) days pursuant to outstanding stock options.

[2] Bricoleur Capital Management, LLC ("Bricoleur") filed an amended Schedule 13G with the SEC on February 14, 2002. This Schedule 13G states that Bricoleur beneficially owned 558,700 shares of Common Stock as of December 31, 2001.

[3] FMR Corp. and its wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), Edward C. Johnson, 3rd and Abigail P. Johnson, jointly filed an amended Schedule 13G with the SEC on February 13, 2002. This Schedule 13G states that Fidelity Low-Priced Stock Fund owned 445,000 shares of Common Stock as of December 31, 2001.

[4] Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, filed an amended Schedule 13G with the SEC on February 12, 2002. This Schedule 13G states that Dimensional is deemed to have beneficial ownership of 356,100 shares, all of which shares are owned by advisory clients of Dimensional. Dimensional disclaims beneficial ownership of all such shares.

[5] Berno, Gambal & Barbee, Inc. ("BGB") filed a Schedule 13G with the SEC on February 13, 2002. The Schedule 13G states that BGB beneficially owns 267,200 shares of Common Stock as of December 31, 2001.

The following information is furnished as of March 1, 2002, with respect to the beneficial ownership by management of Allied's Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common	J. H. Binford Peay, III	69,326[2] Owned directly	1.3%
Common	Harry H. Warner	31,000[3] Owned directly	*
Common	Clifford C. Christ	24,000 Owned directly	*
Common	J. R. Sculley	57,400[3] Owned directly	1.1%
Common	Ronald H. Griffith	15,000[3] Owned directly	*
Common	All executive officers and directors as a group (8)	241,954[4] Owned directly	4.6%

Allied is aware of no arrangement the operation of which may at a subsequent date result in a change in control of Allied.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Mr. Sculley's employment with the Company terminated in September, 1999. During 2001 and 2000, the Company paid Mr. Sculley approximately $100,000 and $194,000, respectively, in satisfaction of his post-employment severance entitlement. He is entitled to post-employment payments of $80,000 per year through 2005. Such amounts are subject to acceleration upon a change of control of the Company.

1 Based upon 5,157,438 shares of common stock outstanding plus 138,000 shares which may be acquired within sixty (60) days pursuant to outstanding stock options.
2 Includes stock options for 46,500 shares which may be exercised within sixty (60) days.
3 Includes stock options for 13,000 shares which may be exercised within sixty (60) days.
4 Includes stock options for 117,500 shares which may be exercised within sixty (60) days.
* Less than 1%

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

For the purposes of complying with the amendments to the rules governing Form S-8 under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into Allied's Registration Statements on Form S-8:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allied of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Allied will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(a)(1) Financial Statements:

(a)(2) Financial Statement Schedules:
The following financial statement schedules are included in Part IV of this report:

(a)(2)(a) As of December 31, 2001 and 2000 and for the three years ended December 31, 2001:

Schedule I – Condensed Financial Information of Allied	F-34
Schedule II – Valuation and Qualifying Accounts	F-37

(a)(3) Exhibits:

Exhibit 3 - Certificate of Incorporation, as amended (Incorporated by reference from Form 10-K filed in March, 1992); Restated By-Laws (Incorporated by reference from Form 10-Q filed in July, 1999).

Exhibit 10A - Employment agreement between Allied Research Corporation and J. H. Binford Peay, III (Incorporated by reference from Form 8-K filed in March, 2002 and Form 8-K filed in August, 2002.)

Exhibit 10B - Employment agreement between Allied Research Corporation and John G. Meyer, Jr. (Incorporated by reference from Form 8-K filed in March, 2002 and Form 8-K filed in August, 2002.)

Exhibit 10C - Employment agreement between Allied Research Corporation and Bruce W. Waddell (Incorporated by reference from Form 8-K filed in March, 2002 and Form 8-K filed in August, 2002.)

Exhibit 10D - Employment agreement between Allied Research Corporation and Charles A. Hasper (Incorporated by reference from Form 8-K filed in August, 2002.)

Exhibit 21 - List of Subsidiaries	E-3
Exhibit 23 - Consent of Independent Certified Public Accountants	E-4

(b) Reports on Form 8-K:

No reports on Form 8-K were filed during the fourth quarter of 2001.

Supplemental Information to be Furnished with Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act.

No annual report or proxy material has as yet been sent to Allied's stockholders, although it is expected that an annual report and proxy material will be furnished to Allied's stockholders subsequent to the filing of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Allied has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allied Research Corporation

By: /s/ J. H. Binford Peay, III
J. H. Binford Peay, III,
Chairman of the Board, President
and Chief Executive Officer

Date: March 21, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Allied and in the capacities and on the dates indicated.

By: /s/ John G. Meyer, Jr.
John G. Meyer, Jr.,
Executive Vice President, Chief Operating Officer

Date: March 21, 2002

By: /s/ Charles A. Hasper
Charles A. Hasper,
Treasurer and Chief Financial Officer

Date: March 21, 2002

****

/s/ J. R. Sculley
J. R. Sculley, Director

Date: March 21, 2002

/s/ Clifford C. Christ
Clifford C. Christ, Director

Date: March 21, 2002

/s/ Harry H. Warner
Harry H. Warner, Director

Date: March 21, 2002

/s/ Ronald H. Griffith
Ronald H. Griffith, Director

Date: March 21, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2001

FORMING A PART OF
ANNUAL REPORT PURSUANT TO
THE SECURITIES EXCHANGE ACT OF 1934

FORM 10-K
OF
Allied Research Corporation

Allied Research Corporation

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Allied Research Corporation

We have audited the accompanying consolidated balance sheets of Allied Research Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allied Research Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedules I and II for each of the three years in the period ended December 31, 2001. In our opinion, these schedules present fairly, in all material respects, the information required to be set forth therein.

/s/ Grant Thornton LLP

Baltimore, Maryland
February 8, 2002

Allied Research Corporation

CONSOLIDATED BALANCE SHEETS

December 31,

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and equivalents	$10,921,624	$ 7,570,358
Restricted cash	6,211,977	3,010,253
Accounts and note receivable	19,655,881	18,661,105
Costs and accrued earnings on uncompleted contracts	20,338,227	34,136,421
Inventories	6,190,410	5,910,906
Prepaid and other current assets	2,902,891	2,996,142
Total current assets	66,221,010	72,285,185
PROPERTY, PLANT AND EQUIPMENT - AT COST		
Buildings and improvements	12,266,314	11,905,686
Machinery and equipment	28,745,743	28,460,783
	41,012,057	40,366,469
Less accumulated depreciation	29,773,427	29,803,505
	11,238,630	10,562,964
Land	1,060,074	1,112,356
	12,298,704	11,675,320
OTHER ASSETS		
Intangibles, less accumulated amortization of $2,768,998 in 2001 and $2,538,365 in 2000	7,144,427	3,251,404
Deferred taxes	935,035	285,313
Other assets	184,656	139,258
	8,264,118	3,675,975
	$86,783,832	$87,636,480

The accompanying notes are an integral part of these consolidated financial statements.

Allied Research Corporation

CONSOLIDATED BALANCE SHEETS - CONTINUED

December 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Notes payable	$ 2,478,199	$ 3,699,100
Current maturities of long-term debt	1,255,090	1,079,053
Accounts payable	10,306,055	22,008,658
Accrued liabilities	6,783,641	4,320,612
Customer deposits	2,052,973	5,777,112
Income taxes	2,149,795	502,332
Total current liabilities	25,025,753	37,386,867
LONG-TERM DEBT, less current maturities	3,109,873	3,529,539
CONTINGENCIES AND COMMITMENTS	-	-
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; authorized, 1,000,000 shares; none issued	-	-
Common stock, par value, $.10 per share; authorized 10,000,000 shares; issued and outstanding, 5,129,179 in 2001 and 4,812,464 in 2000	512,918	481,246
Capital in excess of par value	17,273,168	13,689,053
Retained earnings	50,672,524	40,305,945
Accumulated other comprehensive loss	(9,810,404)	(7,756,170)
	58,648,206	46,720,074
	$86,783,832	$87,636,480

The accompanying notes are an integral part of these consolidated financial statements.

Allied Research Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,

	2001	2000	1999
Revenue	$96,947,263	$107,742,815	$59,032,607
Cost and expenses			
Cost of sales	63,253,073	79,974,464	50,863,772
Selling and administrative	12,108,778	10,818,384	10,756,462
Research and development	1,504,262	1,583,071	1,686,008
	76,866,113	92,375,919	63,306,242
Operating income (loss)	20,081,150	15,366,896	(4,273,635)
Other income (deductions)			
Interest income	644,093	654,504	835,496
Interest expense	(1,666,068)	(1,524,098)	(1,102,312)
Other - net	(315,592)	489,392	782,781
	(1,337,567)	(380,202)	515,965
Earnings (loss) before discontinued operation and income taxes	18,743,583	14,986,694	(3,757,670)
Income tax expense (benefit)	8,377,004	6,281,370	(475,803)
Earnings (loss) from continuing operations	10,366,579	8,705,324	(3,281,867)
Discontinued operation - engineering and technical segment	-	516,993	(746,414)
NET EARNINGS (LOSS)	$10,366,579	$ 9,222,317	$ (4,028,281)
Earnings (loss) per share			
Basic			
Continuing operations	$2.11	$1.79	$(.68)
Discontinued operation	-	.11	(.16)
Net income (loss)	$2.11	$1.90	$(.84)
Diluted			
Continuing operations	$2.10	$1.79	$(.68)
Discontinued operation	-	.11	(.16)
Net income (loss)	$2.10	$1.90	$(.84)
Weighted average number of common shares:			
Basic	4,905,114	4,844,267	4,818,857
Diluted	4,947,260	4,846,399	4,818,857

The accompanying notes are an integral part of these consolidated financial statements.

Allied Research Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

	Preferred Stock, no par value	Common Stock Shares	Common Stock $.10 par value	Capital in excess of par value	Retained earnings	Accumulated other comprehensive (loss) income	Total stockholders' equity
Balance at January 1, 1999	$ -	4,757,174	$475,717	$13,391,099	$35,111,909	$ 985,125	$49,963,850
Common stock awards	-	66,048	6,605	440,597	-	-	447,202
Employee stock purchase plan purchases	-	31,900	3,190	193,989	-	-	197,179
Exercise stock options	-	4,200	420	15,330	-	-	15,750
Retirement of common stock	-	(22,600)	(2,260)	(134,276)	-	-	(136,536)
Comprehensive loss							
Net loss for the year	-	-	-	-	(4,028,281)	-	-
Currency translation adjustment	-	-	-	-	-	(6,139,599)	-
Total comprehensive loss	-	-	-	-	-	-	(10,167,880)
Balance at December 31, 1999	-	4,836,722	483,672	13,906,739	31,083,628	(5,154,474)	40,319,565
Common stock awards	-	17,000	1,700	139,550	-	-	141,250
Employee stock purchase plan purchases	-	16,930	1,693	126,821	-	-	128,514
Exercise stock options	-	17,500	1,750	126,875	-	-	128,625
Retirement of common stock	-	(75,688)	(7,569)	(610,932)	-	-	(618,501)
Comprehensive income							
Net earnings for the year	-	-	-	-	9,222,317	-	-
Currency translation adjustment	-	-	-	-	-	(2,601,696)	-
Total comprehensive income	-	-	-	-	-	-	6,620,621
Balance at December 31, 2000	-	4,812,464	481,246	13,689,053	40,305,945	(7,756,170)	46,720,074
Common stock awards	-	71,400	7,140	575,170	-	-	582,310
Common stock issued	-	184,777	18,478	2,428,522	-	-	2,447,000
Employee stock purchase plan purchases	-	38,538	3,854	281,993	-	-	285,847
Exercise stock options	-	22,000	2,200	298,430	-	-	300,630
Comprehensive income							
Net earnings for the year	-	-	-	-	10,366,579	-	-
Currency translation adjustment	-	-	-	-	-	(2,054,234)	-
Total comprehensive income	-	-	-	-	-	-	8,312,345
Balance at December 31, 2001	$ -	5,129,179	$512,918	$17,273,168	$50,672,524	$(9,810,404)	$58,648,206

The accompanying notes are an integral part of these consolidated financial statements.

Allied Research Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2001	2000	1999
Cash flows from (used in) operating activities			
Net earnings (loss) for the year	$ 10,366,579	$ 9,222,317	$ (4,028,281)
Adjustments to reconcile net earnings (loss) to net cash from continuing operating activities			
Depreciation and amortization	2,224,844	2,194,654	2,136,214
Gain on sale of subsidiary	-	(462,893)	-
(Income) loss from discontinued operation	-	(54,100)	746,414
Gain on sale of fixed assets	-	-	(45,808)
Deferred income taxes	(702,243)	2,390,672	(2,578,217)
Provision for estimated losses on contracts	(329,691)	539,504	(159,795)
Common stock awards	582,310	141,250	447,202
Changes in assets and liabilities			
Accounts receivable	(494,411)	(4,913,544)	9,190,965
Cost and accrued earnings on uncompleted contracts	12,324,767	(20,925,251)	4,098,209
Inventories	1,002,068	(2,633,890)	(609,352)
Prepaid expenses and other assets	992,182	(1,485,542)	7,830,017
Accounts payable and accrued liabilities	(10,633,608)	10,640,553	(11,630,667)
Customer deposits	(3,489,764)	5,283,474	(14,145,053)
Income taxes	1,688,021	(81,649)	(634,944)
	3,164,475	(9,366,762)	(5,354,815)
Net cash provided by (used in) continuing operating activities	13,531,054	(144,445)	(9,383,096)
Cash flows from (used in) investing activities			
Capital expenditures	(3,108,281)	(3,893,026)	(2,256,305)
Proceeds from sale of discontinued operations	-	2,822,495	-
Proceeds from sale of fixed assets	129,848	42,911	519,866
Acquisitions	(556,181)	-	(924,680)
Net cash used in investing activities	(3,534,614)	(1,027,620)	(2,661,119)

The accompanying notes are an integral part of these consolidated financial statements.

Allied Research Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

Years ended December 31,

	2001	2000	1999
Cash flows from (used in) financing activities			
Net (decrease) increase in short-term borrowings	(1,058,481)	2,864,172	1,286,882
Principal payments on long-term debt	(3,883,738)	(1,082,419)	(982,207)
Proceeds from issuance of long-term debt	1,307,430	1,346,594	153,403
Retirement of common stock	-	(618,501)	(136,536)
Proceeds from stock purchases	586,577	257,139	212,929
Restricted cash and restricted deposits	(3,201,724)	1,497,829	9,505,823
Net cash (used in) provided by financing activities	(6,249,936)	4,264,814	10,040,294
Cash flows provided by discontinued operation	-	-	493,258
Effects of exchange rates on cash	(395,238)	(1,490,245)	(2,754,139)
Net increase (decrease) in cash and equivalents	3,351,266	1,602,504	(4,264,802)
Cash and equivalents at beginning of year	7,570,358	5,967,854	10,232,656
Cash and equivalents at end of year	$ 10,921,624	$ 7,570,358	$ 5,967,854

	2001	2000	1999
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for			
Interest	$ 1,691,880	$ 1,425,688	$ 1,255,594
Income taxes	6,939,330	6,072,626	1,719,500
Supplemental of Non-Cash Investing and Financing Activities:			
Non-cash consideration in connection with business acquisition	$ 6,833,311	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Presentation

The consolidated financial statements of the Company include the accounts of Allied Research Corporation (Allied), a Delaware corporation, and its wholly-owned subsidiaries, ARC Europe, S. A. (ARC Europe), a Belgian company, Allied Research Corporation Limited (Limited), an inactive United Kingdom company, and News/Sports Microwave Rental, Inc. (NS Microwave), a California corporation, which was acquired in a purchase transaction on December 31, 2001. The operations of a former subsidiary, Barnes & Reinecke, Inc. (BRI), a Delaware corporation, are classified as discontinued operations.

ARC Europe includes its wholly-owned subsidiaries Mecar S.A. (Mecar), Sedachim, S.I. (Sedachim) and VSK Electronics N.V. (the VSK Group). The VSK Group is comprised of VSK Electronics N.V. and its wholly-owned subsidiaries, Tele Technique Generale, S.A., I.D.C.S., N.V., Belgian Automation Units, N.V. and Vigitec S.A. (Vigitec), which was acquired in a purchase transaction on December 14, 1999. Vigitec's results of operations for the period from December 14, 1999 to December 31, 1999 were not significant and Vigitec's operations were consolidated effective January 1, 2000.

Significant intercompany transactions have been eliminated in consolidation.

Continuing Business Operations and Segments

During 2001, 80 percent of Allied's revenues was attributable to the development and production of ammunitions and weapons systems in Belgium with sales to customers in Asia, the Middle East, the United States and Europe, and 20 percent of the revenue is attributable to developing, manufacturing, distributing and servicing industrial security products in Belgium with industrial customers throughout Europe. Allied's operating subsidiaries are located in Belgium. On December 31, 2001, Allied purchased a domestic company, NS Microwave. NS Microwave is a manufacturer and distributor of specialty surveillance and video broadcast equipment and products. NS Microwave's operations will be consolidated effective January 1, 2002. A description of the current business segments and operations of Allied follows.

Corporate

Allied provides management services to its wholly-owned subsidiaries. Allied has no direct domestic operating assets or business activity. Limited, which was formerly engaged in the marketing of military hardware, is inactive. ARC Europe has no direct operating assets or business activity and serves as a Belgian holding company.

Product Sales

Mecar is primarily engaged in the development and production of ammunitions and weapons systems. Mecar derives substantially all of its revenue, primarily on fixed price contracts, from direct and indirect sales to foreign governments, including via U.S. Government sponsored foreign military sales contracts and subcontracts.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Security Systems and Services

The VSK Group develops, manufactures, distributes and services an integrated line of industrial security products, including devices such as building access control, intrusion detection, fire detection and alarm systems.

Foreign Currency Translation

The assets and liabilities of ARC Europe, Mecar, the VSK Group and Limited are translated into U.S. dollars at year-end exchange rates. Resulting translation gains and losses are accumulated in a separate component of stockholders' equity. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year. Foreign currency transaction gains and losses are credited or charged directly to operations.

Revenue and Cost Recognition

Revenues under fixed price contracts are recognized on the percentage-of-completion method measured by costs incurred to total estimated costs at completion. Provision for estimated losses and penalties on contracts are recorded when identified. Revenues under cost-plus-fixed-fee and time and material contracts are recognized on the basis of costs incurred during the period plus the fee earned. As contracts extend over one or more years, revisions in costs and earnings estimated during the course of the work are reflected in the accounting period in which the facts which require the revision become known.

Costs and accrued profits on uncompleted direct and indirect fixed price contracts with foreign governments and direct and indirect U.S. Government foreign military sales contracts, which are billable upon completion, are carried as costs and accrued earnings on uncompleted contracts.

Revenues from the sale of fire and security systems are recognized when the installation is completed, less a provision for anticipated service costs. Security system maintenance contract revenues are recognized over the term of the contract on a straight-line basis. Revenues from service work rendered are recorded when performed.

In the normal course of the Company's business, it does not bill shipping and handling costs to customers. Shipping and handling costs are included in cost of sales.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories, which consist primarily of raw materials, are stated principally at the lower of cost or market. Cost is determined principally by the first-in, first-out method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property, Plant and Equipment

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, primarily on a straight-line basis. Accelerated depreciation methods are used for tax purposes on certain assets. The estimated service lives used in determining depreciation are as follows:

Buildings	20 - 30 years
Machinery and equipment	3 - 10 years

Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.

Intangibles

Intangibles represent goodwill and intangibles acquired in connection with businesses acquired and have been amortized to operations on a straight-line basis over twenty years. The recoverability of carrying values of intangible assets is evaluated on a recurring basis. The primary indicators are current and forecasted profitability of the related business, cash flow and management estimates. There have been no adjustments to the carrying values of intangible assets resulting from these evaluations. Goodwill and intangibles acquired subsequent to June 30, 2001 have not been amortized.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to hedge certain sales and purchase contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company recognizes the fair value of hedge contracts to which it is a party on its balance sheet. Currency gains and losses on contracts designated as hedges of foreign currency commitments are deferred and recognized when the measurement of the related foreign currency transactions are recognized as a component of revenue or cost of sales in accordance with criteria established by SFAS No. 133 and SFAS No. 138.

Stock-Based Compensation

Compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost for stock awards is recorded based on the quoted market value of the Company's stock at the time of grant.

Research and Development

Costs incurred in research and development activities are charged to operations as incurred.

Warranties

The Company grants warranties on certain ammunition products for periods varying from one to five years. Provision is made for estimated losses arising from warranty claims as incurred. Provision is made for estimated warranty costs on the sale of security systems at the time of the sale.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes. Deferred and prepaid taxes are provided for on temporary differences in the basis of assets and liabilities which are recognized in different periods for financial and tax reporting purposes.

Earnings Per Common Share

Basic earnings (loss) per share amounts have been computed based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding options, calculated using the treasury stock method, unless they are anti-dilutive.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Reclassifications

Certain items in the 2000 and 1999 financial statements have been reclassified to conform to the current presentation.

Newly Issued Accounting Standards

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, *Business Combinations*, and SFAS 142, *Goodwill and Intangible Assets*. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are:

- All business combinations initiated after June 30, 2001 are required to use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

- Intangible assets acquired in a business combination are required to be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

- Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

- All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Newly Issued Accounting Standards - continued

- Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

In July, 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

The Company's management has not completed its assessment of the impact of these statements, however, it does expect that a substantial portion of its intangible assets will no longer be amortized.

NOTE B - ACQUISITION

On December 31, 2001, the Company acquired all of the common stock of News/Sports Microwave Rental, Inc. (NS Microwave) in a transaction accounted for as a purchase. This acquisition was undertaken to provide Allied with a strong position in a high-growth segment of the North America electronic security market.

The assets acquired are summarized below:

Current assets	$2,919,000
Property and equipment	194,000
Intangibles	1,065,000
Goodwill	3,211,000
Assets acquired	$7,389,000

The purchase price included cash and expenses of approximately $556,000, shares of Allied Research Corporation common stock valued at $2,447,000, based on the market price of the shares, a note for $70,000 and the assumption of $4,316,000 of liabilities.

The allocation of the purchase price will be finalized upon receipt of the final independent appraisal report. It is anticipated that approximately $760,000 of the purchase price is allocable to intangible assets, including patents, that will be amortized over a weighted average period of 7.7 years. The residual values of intangibles subject to amortization are not expected to be significant at this time. Intangibles not subject to amortization, including goodwill, are approximately $3,516,000.

NOTE B - ACQUISITION - Continued

Goodwill arising from this transaction is related to security systems and service segment and is not deductible for tax purposes. The purchase price is subject to adjustment in the event adjustments are required or certain contractual provisions are breached.

NS Microwave's 2001 revenues were approximately $6.2 million and it operated at a small loss, accordingly, pro forma results of operations have not been presented since they are not material to the Company's current operating results.

NOTE C - DISCONTINUED OPERATION

On March 6, 2000, the Company sold the stock of BRI, the engineering and technical segment of its business. Summarized data relating to the discontinued operation of the engineering and technical segment for the years ended December 31, 2000 and 1999 are as follows:

	2000	1999
Results of operations		
Revenue	$1,492,501	$11,237,247
Income (loss) before taxes	72,494	(1,155,744)
Income taxes (benefit)	18,394	(409,330)
Net income (loss)	54,100	(746,414)
Net gain (loss) from discontinued operations		
Gain on sale, net of taxes	$ 462,893	$ -
Net income (loss)	54,100	(746,414)
	$ 516,993	$ (746,414)

NOTE D - RESTRICTED CASH

Mecar is generally required under the terms of its contracts for direct and indirect sales to foreign governments to provide performance bonds, advance payment guarantees and letters of credit. The credit facility agreements used to provide these financial guarantees place restrictions on certain cash deposits and other liens on Mecar's assets. VSK has also pledged certain term deposits to secure outstanding bank guarantees.

Restricted cash of $6,211,977 and $3,010,253 included in current assets at December 31, 2001 and 2000, respectively, was restricted or pledged as collateral for these agreements and other obligations.

NOTE E - ACCOUNTS AND NOTE RECEIVABLE

Accounts and note receivable at December 31 are comprised as follows:

	2001	2000
Direct and indirect receivables from foreign governments	$10,198,834	$ 9,409,943
Commercial and other receivables, less allowance for doubtful receivables of $106,601 in 2001 and $153,840 in 2000	9,457,047	9,251,162
	$19,655,881	$18,661,105

Included in commercial and other receivables at December 31, 2000 was a $900,000 note receivable bearing interest at 6.5% arising from the sale of BRI. The note was paid in full at maturity in September 2001.

NOTE F - PREPAID EXPENSES

Advance payments on contracts in process in 2001 and 2000 of approximately $1,000,440 and $1,061,185, respectively, were included in prepaid expenses.

NOTE G - CREDIT FACILITY

The Company is obligated under various credit agreements (the Agreements) with its foreign banks and its foreign banking syndicate that provide credit facilities primarily for letters of credit, bank guarantees, performance bonds and similar instruments required for specific sales contracts. The Agreements provide for certain bank charges and fees as the line is used, plus fees of 2% of guarantees issued and annual fees of 1.25% base on letters of credit and guarantees outstanding. These fees are charged to interest expense. As of December 31, 2001, guarantees and performance bonds of approximately $18 million remain outstanding.

Advances under the Agreements are secured by restricted cash of approximately $6.2 million at December 31, 2001. Amounts outstanding are also collateralized by the letters of credit received under the contracts financed, and a pledge of approximately $24 million on Mecar's assets. Certain Agreements provide for restrictions on payments or transfers to Allied and Limited for management fees, intercompany loans, loan payments, the maintenance of certain net worth levels and other provisions.

Mecar also had a line-of-credit for working capital of approximately $9.2 million at December 31, 2000, that was paid in full at maturity in February 2001.

NOTE H - ACCRUED LOSSES ON CONTRACTS

The Company provided for accrued losses of $382,385 at December 31, 2001 in connection with the completion of certain contracts in progress. These contracts are scheduled to be completed in 2002. Accrued contract losses at December 2000 were $712,076. These amounts are included in accrued expenses.

NOTE I - LONG-TERM DEBT

Long-term obligations as of December 31 consist of the following:

	2001	2000
Mortgage loan agreements	$1,547,279	$2,098,458
Other	2,817,684	2,510,134
	4,364,963	4,608,592
Less current maturities	1,255,090	1,079,053
	$3,109,873	$3,529,539

Mortgage Loan Agreements

The Company entered into a mortgage loan agreement in 1986, which was amended in 1994, to partially finance the construction of Mecar's manufacturing and administration facilities in Belgium, that had a balance due of $1,251,912 at December 31, 2001. The loan matures in January, 2004. As amended, the loan is payable in annual principal installments of $550,000. The loan bears interest at rates ranging from 5.60% to 6.95% per year, is collateralized by a mortgage on the Company's real estate and includes a prepayment penalty. The Company is also obligated on several mortgages on the VSK Group's buildings which have a total balance due of $295,367 at December 31, 2001. The mortgages mature at various dates through 2005 in annual installments of approximately $39,000, plus interest at rates ranging from 3.9% to 4.5% per year.

Other

The Company is also obligated on various vehicle, equipment, capital lease obligations and other loans. The notes and leases are generally secured by the assets acquired, bear interest at rates ranging from 3.50% to 8.00% and mature at various dates through 2006.

Scheduled annual maturities of long-term obligations as of December 31, 2001 are as follows:

Year	Amount
2002	$1,255,090
2003	2,344,170
2004	583,416
2005	41,437
2006	42,198

NOTE J - BENEFIT PLANS

The Company instituted a simplified employee pension plan in 2000 for its domestic staff. Contributions to the plan in 2001 and 2000 were approximately $104,000 and $78,000, respectively.

In June 1992, the Board of Directors adopted the Allied Research Corporate Outside Directors Retirement Plan. Future benefits under this plan were terminated during 2000. The net present value of benefits payable to currently eligible directors has been previously accrued and reflected as a charge to earnings.

Under the terms of labor agreements at its Belgian subsidiaries, the Company contributes to certain governmental and labor organization employee benefit and retirement programs.

NOTE K - CONTINGENCIES AND COMMITMENTS

U.S. Government contracts and subcontracts are by their terms subject to termination by the Government or the prime contractor either for convenience or for default.

Mecar recognizes revenues under fixed price contracts using the percentage of completion method. Estimates of total costs at completion are used to determine the amount of revenue earned. The actual costs on these contracts may differ from the Company's estimate at completion.

U.S. Government sponsored foreign military sales contracts are subject to U.S. Government review. It is not anticipated that adjustments, if any, with respect to determination of costs under these direct contracts or subcontracts will have a material effect on the Company's consolidated results of operations or financial position.

The Company enters into foreign exchange contracts in the normal course of business primarily to hedge certain sales and purchase contracts. These contracts typically mature within twelve months, and forward exchange gains and losses are recognized upon final maturity or at the time the related foreign currency transaction is recognized. Contracts with a notional amount of $32 million were outstanding as of December 31, 2001 ($37.8 million at December 31, 2000).

In connection with its commitment to provide management services to its subsidiaries, the Company has entered into consulting and employment agreements with certain management personnel for these subsidiaries. The Company has also entered into employment agreements and consulting agreements with certain domestic management personnel. Certain of these agreements provide for severance payments in the events of termination under certain conditions.

In connection with the sale of BRI, the Company has agreed to indemnify the purchaser of BRI's stock in the event the purchaser suffers losses as a result of breaches of representations and warranties made by the Company in the sales agreement. The agreement to indemnify is subject to various conditions and limitations.

The Company leases domestic office space and equipment under operating leases which expire at various dates through 2007. Certain leases also include escalation provisions for taxes and operating costs. The following is a schedule by year of base rentals due on operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2001:

Year	Amount
2002	$123,611
2003	120,000
2004	120,000
2005	120,000
2006	120,000
Thereafter	120,000

Total rental expense charged to operations approximated $136,000, $137,000 and $122,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company's domestic operations do not provide post employment benefits to its employees. Under Belgian labor provisions, the Company may be obligated for future severance costs for its employees. The Company has provided for known severance costs related to its workforce reductions. After giving effect to prior workforce reductions, current workloads, expected levels of future operations, severance policies and future severance costs, post employment benefits are not expected to be material to the Company's financial position.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, the Company's financial instruments include cash, cash equivalents, receivables, accounts payable, borrowings, forward exchange contracts, guarantees and performance bonds. The face value of cash, cash equivalents, receivables and payables approximate their carrying values because of the short-term nature of the instruments. The estimated fair value of the other financial instruments and off-balance-sheet credit obligations are as follows:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Notes payable and long-term debt, including current maturities	$6,843,162	$ 6,843,162	$8,307,692	$ 8,307,692
Foreign exchange contracts	945,786	945,786	-	37,800,000
Off-balance-sheet instruments				
Guarantees and performance bonds	-	18,000,000	-	23,711,000
Standby letters of credit	-	380,000	-	242,000

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

- The fair value of notes payable and long-term debt is estimated based on approximate market prices for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities. The Company believes the aggregate carrying value approximates fair value.

- The fair value of foreign exchange contracts are based on quoted market prices for the same or similar instruments in 2001; the national covenant of the contracts in 2000 were used prior to the implementation of SFAS 133.

- Estimated fair values for off-balance-sheet instruments, which include performance bonds and advance payment guarantees are reflected at the face value of these obligations, since management does not expect to have any claims against these obligations based on its past experience.

NOTE M - DERIVATIVE FINANCIAL INSTRUMENTS

In the first quarter of the current calendar year, the Company adopted Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.

The Company designates its derivatives based upon the criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and is subsequently reclassified to earnings when the hedge exposure effects earnings. The ineffective portion of the hedge is reported in earnings immediately.

NOTE M - DERIVATIVE FINANCIAL INSTRUMENTS - Continued

The Company uses derivatives to manage exposures to foreign currency exchange rate risks. The objective is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

The Company uses foreign currency future contracts to minimize the foreign currency exposures that arise from sales contracts with certain foreign customers and certain costs associated with these contracts. Under the terms of these sales contracts, the selling price and certain costs are payable in U.S. dollars rather than the Euro, which is Mecar's functional currency. These futures contracts are designated as fair value hedges since they are designed to lock in the net Euros that will be realized when the amounts due under the sales agreement are received. As a matter of policy, the Company does not enter into speculative hedge contracts or use other derivative financial instruments.

As of December 31, 2001 futures contracts designated as fair value hedges with a $32 million notional amount were outstanding and the fair value of these contracts was $945,786. The Company estimates the fair value of outstanding hedge contracts based on quotes obtained from the counterparties to the derivative contracts. The Company recognizes the fair value of hedge contracts that expire in less than one year as current assets or liabilities. Those that expire in more than one year are recognized as long-term assets or liabilities.

The adoption of SFAS 133 did not have a material impact on the Company's operating results. Gains and losses from settlements of derivative contracts are reported as a component of other income. Net changes in the fair value of derivative contracts prior to settlement are also reported as a component of other income. There were no net gains or losses realized during the year ended December 31, 2001 from hedge ineffectiveness, from firm commitments that no longer qualifies as fair value hedges, nor were any amounts excluded from the assessment of hedge effectiveness.

The Company's foreign exchange forward and option contracts expose the Company to credit risks to the extent that the counter parties may be unable to meet the terms of the agreement. The company minimizes such risk by using major financial institutions as its counterparties. Management does not expect any material loss as result of default by counterparties.

NOTE N - CAPITAL STOCK

During 1998, the Board of Directors authorized the repurchase of up to 200,000 shares of the Company's common stock. During 2000 and 1999, 75,688 and 22,600 shares were reacquired and retired, respectively. No shares were reacquired in 2001.

The Company may grant stock options, appreciation rights, incentive options, performance shares and other awards to key executives, management, directors and employees under various plans at prices equal to or in excess of the market price at the date of the grant. The options for common shares generally are exercisable over a five to ten year period and expire ten years from the date of grant. At December 31, 2001, options to acquire 286,000 shares of the Company's common stock were outstanding and 478,492 shares were reserved for future issuance under the following plans:

NOTE N - CAPITAL STOCK - Continued

2001 Equity Incentive Plan

During 2001, the Board of Directors and shareholders approved and reserved 240,000 shares of common stock for awards to key employees of the Company and its subsidiaries. The plan authorized the Compensation Committee of the Board of Directors to grant stock options, stock appreciation rights, restricted stock, performance shares and cash awards. Each type of grant places certain requirements and restrictions upon the Company and grantee. In 2001, options to acquire 135,496 shares were granted and 1,800 shares were also awarded under the plan. The plan expires in December 2010.

1997 Incentive Stock Plan

During 1997, the Board of Directors and shareholders approved and reserved 225,000 shares of common stock for awards to key employees of the Company and its subsidiaries in the form of stock options and stock awards. The Plan is administered by the Compensation Committee of the Board of Directors, and employees of the Company and its subsidiaries who are deemed to be key employees by the Committee are eligible for awards under the Plan. At December 31, 2001, a total of 223,600 options and shares had been issued under the plan, including 98,104 and 10,000 shares in 2001 and 2000, respectively.

1992 Allied Research Corporation Employee Stock Purchase Plan

During 1993, the Board of Directors and shareholders approved and reserved 525,000 shares for the plan. The plan is voluntary and substantially all full-time employees are eligible to participate through payroll deductions. The purchase price of each share is equal to 85% of the closing price of the common stock at the end of each calendar quarter. The Plan is subject to certain restrictions and the Board may amend or terminate it at any time. During 2001, 2000 and 1999 - 38,538, 16,930 and 31,548 shares, respectively were issued under the Plan and $48,410, $21,822 and $29,570 was charged to operations, respectively. A total of 160,012 shares have been issued under the Plan.

1988 Incentive Compensation Plan

The Company reserved 410,900 shares of common stock for key employees of the Company and its subsidiaries. The plan permitted grants through 1998, authorized the Board to grant incentive stock options, non-statutory stock options, stock appreciation rights, stock awards, restricted stock, performance stock rights and cash awards. Each type of grant places certain requirements and restrictions upon the Company and grantee. As of December 31, 2001, all options granted have been exercised or expired.

1984 Incentive Stock Option Plan

The Company reserved 315,000 shares of common stock for key employees of the Company and its subsidiaries. The plan permitted option grants through March 31, 1994. In March 1994, the Company granted options to two officers and sixteen employees to purchase 217,500 shares at $8.25 per share. These options expire in 2004. At December 31, 2001, options for 20,500 shares remain outstanding.

NOTE N - CAPITAL STOCK - Continued

1993 Allied Research Corporation Outside Directors Compensation Plan

During 1993, the Board of Directors and shareholders approved a plan whereby each director is entitled to receive a cash payment of $1,000 per month, and an annual grant of 1,000 shares of the Company's common stock while serving as a board member. The Company has reserved 52,400 shares of common stock for the plan which is subject to certain restrictions. The plan will terminate upon the earlier of issuance of all reserved common shares or December 31, 2003. In 2001, 2000 and 1999, the Company granted 4,000, 7,000 and 4,000 shares of common stock subject to the plan and charged $32,360, $52,500 and $24,500, respectively, to operations. To date a total of 43,000 shares were issued under the Plan.

1991 Outside Directors Stock Option Plan

During 1991, the Board of Directors and shareholders approved and reserved 208,000 shares of common stock for the plan. Through 1996, the Company granted options to purchase a total of 115,000 shares all of which have been exercised. During 2001 and 2000, the Company granted options to purchase a total of 26,000 shares and 39,000 shares, respectively, at $8.00 and $7.88 per share. This plan expired in 2001, therefore no further grants can be made. At December 31, 2001, options for 45,500 shares remained outstanding.

Other

Stock grants for 52,000 and 48,746 shares of the Company's common stock were made to various employees during 2001 and 1999, respectively. These shares were issued outside of any existing plan and their value of $416,000 and $487,460, respectively, was charged to operations.

Preferred Share Purchase Rights Agreement

The Board of Directors has adopted a new Preferred Stock Purchase Rights Agreement in 2001. The Agreement provides each stockholder of record a dividend distribution of one "right" for each outstanding share of common stock. Rights become exercisable the earlier of ten days following: (1) a public announcement that an acquiring person has purchased or has the right to acquire 15% or more of the Company's common stock, or (2) the commencement of a tender offer which would result in an offeror beneficially owning 15% or more of the outstanding common stock. All rights held by an acquiring person or offeror expire on the announced acquisition date and all rights expire at the close of business on May 31, 2011.

Each right under the Preferred Share Purchase Rights Agreement entitles a stockholder to acquire at a purchase price of $50, one-hundredth of a share of preferred stock which carries voting and dividend rights similar to one share of common stock. Alternatively, a right holder may elect to purchase for $50 an equivalent number of common shares (or in certain circumstances, cash, property or other securities of the Company) at a price per share equal to one-half of the average market price for a specified period. In lieu of the purchase price, a right holder may elect to acquire one-half of the common shares available under the second option. The purchase price and the preferred share fractional amount are subject to adjustment for certain events as described in the Agreement.

Rights also entitle the holder to receive a specified number of shares of an acquiring company's common stock in the event that the Company is not the surviving corporation in a merger or if 50% or more of the Company's assets are sold or transferred.

At the discretion of a majority of the Board and within a specified time period, the Company may redeem all of the rights at a price of $.01 per right. The Board may also amend any provision of the Agreement prior to exercise of the rights.

NOTE N - CAPITAL STOCK - Continued

The following table summarizes option activity:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	62,000	$7.83	50,750	$7.72	127,350	$7.49
Options granted	246,000	8.63	39,000	7.88	-	-
Options exercised	(22,000)	7.45	(17,500)	7.35	(4,200)	3.75
Options forfeited	-	-	-	-	(56,000)	8.25
Options expired	-	-	(10,250)	8.25	(16,400)	5.13
Options outstanding at end of year	286,000	$8.54	62,000	$7.83	50,750	$7.72
Option price range at end of year	$7.88 to $9.01		$3.75 to $8.25		$3.75 to $8.25	
Option price range for exercised shares	$3.75 to $8.00		$3.75 to $8.25		$3.75	
Options exercisable at end of year	102,000		62,000		50,750	
Weighted-average fair value of options, granted during the year	$3.03		$3.57		-	

The following table summarizes options outstanding at December 31, 2001:

Number Outstanding	Exercise Prices	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life
45,000	$7.88 to $8.00	$7.93	3.89
200,500	$8.25 to $8.63	$8.29	6.31
40,000	$9.01	$9.01	4.58

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model. The weighted average assumptions used in the model were as follows.

	2001	2000
Risk free interest rate	4.54%	6.46%
Expected volatility rate	40.00%	60.00%
Expected lives - years	3	3
Divided yield	-	-

There were no options granted in 1999.

NOTE N - CAPITAL STOCK - *Continued*

The following table presents the pro forma decrease in income or increase in loss that would have been recorded had the fair values of options granted been recognized as compensation expense on a straight-line basis over the vesting period of the grant:

	2001	2000	1999
Pro forma			
Net earnings decrease	$142,062	$85,459	$46,503
Earnings per share decrease			
Basic	.03	.02	.01
Diluted	.03	.02	.01

The pro forma amounts may not be representative of future amounts since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future periods.

NOTE O - MAJOR CUSTOMERS

The Company derives the majority of its revenues directly or indirectly from foreign governments (some of which are through the U.S. government via the Foreign Military Sales program), primarily on fixed price contracts. Direct and indirect sales to two agencies of The Kingdom of Saudi Arabia and Belgium accounted for approximately 47%, 30% and 1% of revenue in 2001, 54%, 23% and 4% of revenue in 2000 and 26%, 27% and 6% of revenue in 1999.

NOTE P - CONCENTRATIONS OF CREDIT RISK

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, trade receivables and costs and accrued earnings on uncompleted contracts. The Company places its temporary cash investments with high credit quality financial institutions. Credit risk with respect to trade receivables and costs and accrued earnings on uncompleted contracts are concentrated due to the nature of the Company's customer base. The Company generally receives guarantees and letters of credit from its foreign customers and performs ongoing credit evaluations of its other customers' financial condition. The Company's provision for doubtful accounts for 2001 and 2000 was not significant.

The majority of ammunition sales are to or for the benefit of two agencies of The Kingdom of Saudi Arabia and other foreign governments. Mecar's ammunition sales in any given period and its backlog at any particular time may be significantly influenced by one or a few large orders. In addition, the production period required to fill most orders ranges from several months to a year. Accordingly, Mecar's business is dependent upon its ability to obtain such large orders and the required financing for these orders. As of December 31, 2001 and 2000, backlog orders, believed to be firm, from continuing operations, approximated $56.0 and $63.5 million, respectively.

Amounts in foreign banks at December 31, 2001 and 2000 were approximately $14.4 million and $9.1 million, respectively. Changes in the value of the U.S. dollar and other currencies affect the Company's financial position and results of operations since the Company has assets and operations in Belgium and sells its products on a worldwide basis.

NOTE Q - OTHER - NET

Other income and (expense) included in the Company's consolidated statements of operations is comprised as follows:

	2001	2000	1999
Net currency transaction (losses) gains	$(436,612)	$ (42,183)	$664,042
Miscellaneous - net	121,020	531,575	118,739
	$(315,592)	$489,392	$782,781

NOTE R - INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (loss) from continuing operations before income taxes is comprised as follows:

	2001	2000	1999
Domestic	$ (1,975,063)	$ (572,025)	$ (334,165)
Foreign	20,718,646	15,558,719	(3,423,505)
	$18,743,583	$14,986,694	$(3,757,670)

The Company's provision for income taxes is comprised as follows:

	2001	2000	1999
Currently (refundable) payable			
Domestic	$ 158,644	$ (36,379)	$ 448,206
Foreign	8,920,896	3,677,622	1,436,918
	9,079,540	3,641,243	1,885,124
Deferred - net	(702,536)	2,640,127	(2,360,927)
Total attributable to continuing operations	8,377,004	6,281,370	(475,803)
Taxes related to discontinued operation	-	18,394	(409,330)
Total tax provision	$8,377,004	$6,299,764	$ (885,133)

NOTE R - INCOME TAXES - Continued

The Company's provision for income taxes differs from the anticipated United States federal statutory rate. Differences between the statutory rate and the Company's provision are as follows:

	2001	2000	1999
Taxes at statutory rate	34.0 %	34.0 %	(34.0)%
Foreign tax rate differential	6.8	6.3	(5.8)
Permanent differences	2.8	-	-
Amortization of intangibles	.3	1.1	13.8
Deemed dividend	-	-	11.2
Other	.8	(0.9)	(3.2)
Income taxes	44.7 %	40.5 %	(18.0)%

In 1999, the Company recognized the tax benefits of Mecar's net operating loss in the fourth quarter, when it became likely that it would realize the benefits of such losses in future periods, as a result of new contract awards in the latter part of 1999. These benefits were partially offset by taxes related to an intercompany dividend.

Foreign loss carryforwards of $6.6 million were utilized in 2000 for tax reporting purposes.

Foreign tax credit carryforwards of approximately $374,000 were available at December 31, 2001, which expire at various dates through 2004.

Deferred tax liabilities have not been recognized for basis differences related to investments in the Company's Belgian and United Kingdom subsidiaries. These differences, which consist primarily of unremitted earnings intended to be indefinitely reinvested, aggregated approximately $46 million at December 31, 2001. Determination of the amount of unrecognized deferred tax liabilities attributable to these unremitted earnings is not practicable.

NOTE R - INCOME TAXES - Continued

Deferred taxes at December 31, 2001 and 2000 are comprised as follows:

	2001	2000
Current deferred tax asset		
Deferred compensation	$ 64,032	$ -
Net unrealized exchange loss	(11,540)	-
	52,492	-
Noncurrent deferred tax asset (liability)		
Foreign tax credit carryforwards	270,661	288,399
Foreign and domestic net operating loss carryforwards	942,812	-
Depreciation and amortization	21,069	207,871
Deferred compensation	-	199,588
Deferred income	(199,988)	(120,772)
Valuation adjustments	171,142	-
Other	-	(1,374)
Noncurrent deferred tax asset	1,205,696	573,712
Valuation allowance	(270,661)	(288,399)
Total deferred tax asset before valuation allowance	935,035	285,313
Net deferred tax asset	$ 987,527	$ 285,313

Deferred tax components are included in the following balance sheet accounts:

	2001	2000
Prepaid expenses and other current assets	$ 52,492	$ -
Noncurrent deferred tax asset	935,035	285,313
	$987,527	$285,313

NOTE S - EARNINGS PER COMMON SHARE

The average outstanding shares and dilutive stock options used in the basic and diluted earnings per share (EPS) computations are as follows:

	2001		2000			1999		
	Income from continuing operations	Net income	Loss from continuing operation	Discontinued operation	Net loss	Income from continuing operations	Discontinued operation	Net income
Basic EPS								
Weighted average number of common shares outstanding	4,905,114	4,905,114	4,844,267	4,844,267	4,844,267	4,818,857	4,818,857	4,818,857
Diluted EPS								
Weighted average number of common shares outstanding	4,905,114	4,905,114	4,844,267	4,844,267	4,844,267	4,818,857	4,818,857	4,818,857
Effect of dilutive securities - stock options	42,147	42,147	2,132	2,132	2,132	-	-	-
Adjusted weighted average number of common shares outstanding	4,947,260	4,947,260	4,846,399	4,846,399	4,846,399	4,818,857	4,818,857	4,818,857

The incremental shares from assumed conversions of options, totaling 20,500 and 44,750 in 2000 and 1999, respectively, are not included in computing the diluted per share amounts, since inclusion of such shares would be anti-dilutive.

NOTE T - GEOGRAPHIC AREAS AND INDUSTRY SEGMENTS

The Company currently operates in two principal segments: Product sales (Mecar), and Security Systems and Services (The VSK Group). Product sales includes the production of ammunitions, weapons systems and ordnance products systems integration. Security Systems and Services includes sales and services to industrial and institutional customers of protection, fire and access control systems and services and the assets of NS Microwave acquired on December 31, 2001. Corporate costs are allocated to each segment's operations monthly and are included in the measure of each segments profit or loss. Corporate and Other includes unallocated corporate costs and Limited's costs.

NOTE T - GEOGRAPHIC AREAS AND INDUSTRY SEGMENTS - *Continued*

The Company's foreign operations are conducted by Mecar and the VSK Group.

	2001	2000	1999
Revenues from external customers, from continuing operations			
Product Sales	$77,071,290	$ 87,610,826	$38,575,416
Security Systems and Service	19,875,973	20,131,989	20,457,191
	$96,947,263	$107,742,815	$59,032,607
Interest expense			
Product Sales	$ 1,574,002	$ 1,411,723	$ 795,630
Security Systems and Service	91,911	112,184	130,535
Corporate and Other	155	191	176,147
	$ 1,666,068	$ 1,524,098	$ 1,102,312
Interest income			
Product Sales	$ 321,853	$ 283,745	$ 471,925
Security Systems and Service	184,742	130,196	104,787
Corporate and Other	137,498	240,563	258,784
	$ 644,093	$ 654,504	$ 835,496
Income tax expense (benefit)			
Product Sales	$ 7,347,311	$ 5,180,113	$(2,447,046)
Security Systems and Service	1,431,554	1,270,993	1,645,356
Corporate and Other	(401,861)	(169,736)	325,887
	$ 8,377,004	$ 6,281,370	$ (475,803)
Depreciation and amortization			
Product Sales	$ 1,297,356	$ 1,449,062	$ 1,520,183
Security Systems and Service	912,879	732,928	611,482
Corporate and Other	14,609	12,664	4,549
	$ 2,224,844	$ 2,194,654	$ 2,136,214
Segment profit (loss), from continuing operations before taxes			
Product Sales	$17,378,954	$ 12,703,260	$(7,743,149)
Security Systems and Service	3,497,515	2,855,459	4,172,136
Corporate and Other	(2,132,886)	(572,025)	(186,657)
	$18,743,583	$ 14,986,694	$(3,757,670)

NOTE T - GEOGRAPHIC AREAS AND INDUSTRY SEGMENTS - Continued

	2001	2000	1999
Segment assets			
Product Sales	$59,264,836	$68,125,248	$40,499,173
Security Systems and Service	25,797,810	16,458,039	13,116,269
Corporate and Other [1]	1,721,186	3,053,193	2,316,845
Total reportable segments	86,783,832	87,636,480	55,932,287
Discontinued operations	-	-	4,198,644
	$86,783,832	$87,636,480	$60,130,931
Expenditure for segment assets			
Product Sales	$ 2,170;480	$ 2,840,971	$ 1,685,305
Security Systems and Service	937,801	1,013,477	571,000
Corporate and Other	-	38,578	-
	$ 3,108,281	$ 3,893,026	$ 2,256,305

[1] *Net of intersegment receivables.*

The following geographic area data includes trade revenues based on customer location and assets based on physical location.

	Geographic Segment Data		
	2001	2000	1999
Revenues from external customers			
Saudi Arabia	$57,111,737	$ 45,688,844	$19,864,608
United States [1]	1,548,402	25,726,688	13,632,279
Belgium	15,117,143	19,771,275	18,272,388
Canada [1]	15,522,751	11,320,304	-
France	3,467,574	3,069,015	4,116,046
Other foreign countries	4,179,656	2,166,689	3,147,286
	$96,947,263	$107,742,815	$59,032,607

[1] *Foreign military sales for the benefit of Saudi Arabia.*

NOTE T - GEOGRAPHIC AREAS AND INDUSTRY SEGMENTS - Continued

	Geographic Segment Data		
	2001	2000	1999
Segment assets			
Belgium	$74,528,030	$84,583,288	$53,615,442
United Kingdom	3,411	185,326	256,652
United States [1]	12,252,391	2,867,866	2,060,193
Total reportable segments	86,783,832	87,636,480	55,932,287
Discontinued operation	-	-	4,198,644
	$86,783,832	$87,636,480	$60,130,931

[1] ***Net of intersegment receivables and investments.***

	2001	2000	1999
Property and equipment			
Belgium	$12,067,047	$11,623,114	$10,234,423
United States	231,657	52,206	27,293
	$12,298,704	$11,675,320	$10,261,716

NOTE U - QUARTERLY FINANCIAL DATA (UNAUDITED)

	(Amounts in thousands, except per share data)				
2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total For Year
Revenue	$17,010	$25,837	$26,847	$27,253	$96,947
Gross profit	4,988	7,410	10,043	11,253	33,694
Earnings from continuing operations	1,143	2,022	3,203	3,999	10,367
Net earnings	1,143	2,022	3,203	3,999	10,367
Per share data:					
Basic					
Continuing operations	$.23	$.41	$.65	$.82	$2.11
Diluted					
Continuing operations	$.23	$.41	$.65	$.81	$2.10

NOTE U - QUARTERLY FINANCIAL DATA (UNAUDITED) - Continued

(Amounts in thousands, except per share data)

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total For Year
Revenue	$23,474	$28,548	$25,308	$30,413	$107,743
Gross profit	4,517	4,920	8,128	10,203	27,768
Earnings from continuing operations	967	1,448	3,120	3,170	8,705
Discontinued operation	485	32	-	-	517
Net earnings	1,452	1,480	3,120	3,170	9,222
Per share data:					
Basic					
Continuing operations	$.20	$.30	$.64	$.66	$1.79
Discontinued operation	.10	.01	-	-	.11
Net income	$.30	$.31	$.64	$.66	$1.90
Diluted					
Continuing operations	$.20	$.30	$.64	$.66	$1.79
Discontinued operation	.10	.01	-	-	.11
Net income	$.30	$.31	$.64	$.66	$1.90

SCHEDULES

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Allied Research Corporation
(Parent Company)

BALANCE SHEETS

December 31,

	2001	2000
ASSETS		
Cash and equivalents	$ 2,723,143	$ 1,527,064
Investment in subsidiaries	53,922,437	41,118,859
Due from subsidiaries	2,310,523	3,868,732
Deferred tax asset	995,303	274,258
Deposits and other	326,517	1,185,811
Total assets	$60,277,923	$47,974,724
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 1,509,717	$ 1,254,650
Income taxes payable	120,000	-
Total liabilities	1,629,717	1,254,650
STOCKHOLDERS' EQUITY		
Common stock	512,918	481,246
Capital in excess of par value	17,273,168	13,689,053
Retained earnings	50,672,524	40,305,945
Accumulated other comprehensive loss	(9,810,404)	(7,756,170)
	58,648,206	46,720,074
	$60,277,923	$47,974,724

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - CONTINUED

Allied Research Corporation
(Parent Company)

STATEMENTS OF OPERATIONS

Year ended December 31,

	2001	2000	1999
Income			
Intercompany management fees	$ 2,870,627	$2,867,912	$ 2,967,432
Dividend from subsidiary	-	-	10,456,160
Other - net	491,258	876,091	645,250
	3,361,885	3,744,003	14,068,842
Costs and expenses			
Administrative and other	5,336,948	3,853,136	3,946,847
(Loss) earnings before equity in operations of subsidiaries	(1,975,063)	(109,133)	10,121,995
Equity in operations of subsidiaries, less dividends received of $10,456,160 in 1999	11,779,241	9,161,714	(13,824,389)
Earnings (loss) before income taxes	9,804,178	9,052,581	(3,702,394)
Income taxes (benefit)	(562,401)	(169,736)	325,887
NET EARNINGS (LOSS)	$10,366,579	$9,222,317	$ (4,028,281)
Earnings (loss) per common share			
Basic	$2.11	$1.90	$(.84)
Diluted	$2.10	$1.90	$(.84)

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - CONTINUED

Allied Research Corporation

(Parent Company)

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2001	2000	1999
Cash flows from (used in) operating activities			
Net earnings (loss) for the year	$ 10,366,579	$ 9,222,317	$ (4,028,281)
Adjustments to reconcile net (loss) earnings to net cash from (used in) operating activities			
Equity in operations of subsidiaries	(11,779,241)	(9,161,714)	3,368,229
Dividend from subsidiary	-	-	10,456,160
Depreciation and amortization	14,609	13,663	4,549
Deferred income taxes	(721,045)	(133,357)	(122,700)
Common stock awards and grants	582,310	141,250	447,202
Changes in assets and liabilities			
Other assets	844,685	(912,363)	31,923
Due to subsidiaries	1,552,209	(2,595,188)	(9,548,529)
Accounts payable and accrued liabilities	185,577	830,621	(515,170)
Income taxes	120,000	(81,649)	(244,748)
	(9,200,896)	(11,898,737)	3,876,916
Net cash provided by (used in) operating activities	1,165,683	(2,676,420)	(151,365)
Cash flows from investing activities			
Capital expenditures	-	(38,578)	-
Proceeds from sale of subsidiary	-	2,822,495	-
Acquisition	(556,181)	-	-
Net cash (used in) provided by investing activities	(556,181)	2,783,917	-
Cash flows from financing activities			
Proceeds from employee stock purchase plan shares	586,577	257,139	212,929
Retirement of common stock	-	(618,501)	(136,536)
Net cash provided by (used in) financing activities	586,577	(361,362)	76,393
Net increase (decrease) in cash and equivalents	1,196,079	(253,865)	(74,972)
Cash and equivalents at beginning of year	1,527,064	1,780,929	1,855,901
Cash and equivalents at end of year	$ 2,723,143	$ 1,527,064	$ 1,780,929
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Income taxes	$ 44,367	$ 70,123	$ 68,154
Interest	155	191	221,973
Supplemental of Non-Cash Investing and Financing Activities:			
Non-cash dividend from subsidiary	$ -	$ -	$10,456,160
Non-cash consideration in connection with business acquisition	6,833,311	-	-

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Allied Research Corporation

Valuation and Qualifying Accounts

Years ended December 31, 2001, 2000 and 1999

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
Year ended December 31, 2001					
Estimated losses on contracts	$ 712,076	$382,385	$ -	$ 712,076 (1)	$ 382,385
Allowance for doubtful receivables	$ 153,840	$ -	$ -	$ 47,239 (2)	$ 106,601
Valuation allowances on deferred tax assets	$ 288,399	$ -	$ -	$ 17,738	$ 270,661
Year ended December 31, 2000					
Estimated losses on contracts	$ 172,572	$712,076	$ -	$ 172,572 (1)	$ 712,076
Allowance for doubtful receivables	$ 168,682	$ -	$ -	$ 14,842 (2)	$ 153,840
Valuation allowances on deferred tax assets	$1,379,239	$ -	$ -	$1,090,840 (3)	$ 288,399
Year ended December 31, 1999					
Estimated losses on contracts	$ 175,470	$172,572	$ -	$ 175,470 (1)	$ 172,572
Allowance for doubtful receivables	$ 213,362	$ -	$ -	$ 44,680 (2)	$ 168,682
Valuation allowances on deferred tax assets	$ 498,365	$880,874	$ -	$ -	$1,379,239

(1) *Represents amount of reserve relieved through completion of contracts.*

(2) *Represents write-off of receivables.*

(3) *Reductions in deferred tax valuation allowance requirements in 2000.*

EXHIBITS

EXHIBIT INDEX

Number	Description of Exhibit	Page
21	List of Subsidiaries	E-3
23	Consent of Independent Certified Public Accountants	E-4

EXHIBIT 21

Allied Research Corporation

LIST OF SUBSIDIARIES

1. ARC Europe, S.A., a Belgian Corporation

   Wholly-owned and majority owned Belgian subsidiaries of ARC Europe S.A.

   A. Mecar S.A.

   B. Sedachim, S.I.

   C. VSK Electronics N.V.

      (1) Belgian Automation Units, N.V

      (2) I.D.C.S., N.V.

      (3) Vigitec S.A.

      (4) Tele Technique Generale, S.A.

2. Allied Research Corporation Limited, a U.K. Corporation

3. Energa Corporation

4. News/Sports Microwave Rental, Inc.

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 8, 2002, accompanying the consolidated financial statements and schedules incorporated in the annual Report of Allied Research Corporation on Form 10-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Registration Statements of Allied Research Corporation on Forms S-8 (File No. 2-96771, effective April 22, 1985, File No. 33-25677 effective December 14, 1988, File No. 33-41422 effective June 27, 1992, File No. 33-45303 effective January 24, 1993, File No. 33-57170 effective January 19, 1994, and File No. 33-57172 effective January 19, 1994 and Form S-8 filed March 20, 1998 and June 27, 2001).

/s/ Grant Thornton LLP

Baltimore, Maryland
February 8, 2002

Corporate Information

Subsidiaries

MECAR S.A.
Rue Grinfaux, 50
7181 Petit Roeulx lez Nivelles
Belgium
Tel: 32 67 87 6411
Fax: 32 67 21 1823

VSK Electronics n.v.
Venetiëlaann, 39
8530 Harelbeke
Belgium
Tel: 32 56 24 1951
Fax: 32 56 20 0529

Intelligent Data Capturing Systems (IDCS)
Industriezone "De Roode Berg"
Hellebeemden, 9
3500 Hasselt
Belgium
Tel: 32 11 27 3584
Fax: 32 71 25 5832

Télé Technique Générale (TTG)
Zoning Industriel Ouest
6220 Heppignies
Belgium
Tel: 32 71 25 7000
Fax: 32 71 25 7049

VIGITEC S.A. n.v.
Rue del la Grenouillette, 2C
1130 Belgium
Tel: 32 2 240 9370
Fax: 32 2 216 0127

NS Microwave
2732 Via Orange Way, Suite A
Spring Valley, CA 91978
Tel: (619) 670-0572
Fax: (619) 670-7040

Corporate Counsel
Baxter, Baker, Sidle,
Conn & Jones, P. A.
Baltimore, Maryland

European Counsel
Seyfarth, Shaw,
Fairweather & Geraldson
Brussels, Belgium

Independent Certified Public Accountants
Grant Thornton LLP
Baltimore, Maryland

Directors

J.H. Binford Peay, III
Chairman of the Board

Jay R. Sculley
Chairman Emeritus

Clifford C. Christ
Director

Harry H. Warner
Director

Ronald H. Griffith
Director

Corporate Officers

J.H. Binford Peay, III
President and
Chief Executive Officer

John G. Meyer, Jr.
Executive Vice President
and Chief Operating Officer

Bruce W. Waddell
Vice President for
Strategic Planning and
Corporate Development

Charles A. Hasper
Chief Financial Officer
and Treasurer

Operating Management

Jean F. Vezina
Managing Director
MECAR S.A.

Roger E. Paul, Jr.
Managing Director
The VSK Group

Everett Shilts
President
NS Microwave

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:30 a.m. on Thursday, June 6, 2002 at 8000 Towers Crescent Drive, Vienna, Virginia

Shareholder Information

There were approximately 1,114 holders of record of the common stock as of February 14, 2002.

Transfer Agent

Shareholders with questions about changes of address, or lost or stolen certificates, should contact:

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07660-1915
(800) 851-9677
www.melloninvestor.com

Investor Relations

Complete investment information for individuals and professionals is available by contacting Crystal Bedwell, Manager, Investor Relations at (800) 847-5322 or Jim Drewitz of Creative Options at (972) 355-6070. We can also be reached via the Internet at www.alliedresearch.com

Stock Listing

American Stock Exchange
Ticker Symbol: ALR